Exhibit 99.1

Intercorp Financial Services Inc.

Third Quarter 2022 Earnings

Lima, Peru, November 9, 2022. Intercorp Financial Services Inc. (Lima Stock Exchange/NYSE: IFS) announced today its unaudited results for the third quarter 2022. These results are reported on a consolidated basis under IFRS in nominal Peruvian soles.

Intercorp Financial Services: 3Q22 earnings of S/ 613 million, with recurring earnings of S/ 391 million

•	Positive impact of S/ 223 million from revaluation of Izipay’s acquisition at IFS
•	12% QoQ growth in revenues
•	Operating leverage drives quarterly C/I ratio improvement, 40.1% in banking
•	Solid capitalization levels
•	Positive developments in digital indicators
•	2022 CSA score at 62 points, +9 pts vs 2021

Banking: Another solid quarter in core banking activity

•	Resilient banking activity and moderating consumer dynamics, growth across all revenue lines
•	Shift in loan mix and repricing expand NIM further, up to 5.0%
•	CoR builds up in line with shift in loan mix and new macro outlook, CoR at 1.9%
•	Strong growth in retail deposits of 9% QoQ, driving market share up to 14.8%

Insurance: Earnings grew 31% QoQ with ROE at 46.8%

•	Gross premiums plus collections grew 11% QoQ
•	Strong investment results, ROIP at 7.9% in 3Q22
•	Recovery of market share in annuities, up to 33%

Wealth Management: Performance still impacted by market trends

•	Investment losses persist but at a lower level
•	AUM restrained due to market trends, yet loans start to pick up
•	Revenues recover due to lower losses in other income and higher NII

Payments: Continuous strong growth in payments

•	Acquirer fees grew 11% QoQ and 44% YoY
•	Strong growth in number of merchants and transactional volumes
•	Share of e-commerce transactions within Izipay grew from 13% to 18%

Intercorp Financial Services

SUMMARY

Intercorp Financial Services’ Statement of financial position

S/ million	09.30.21	06.30.22	09.30.22	%chg 09.30.22/ 06.30.22	%chg 09.30.22/ 09.30.21
Assets
Cash and due from banks and inter-bank funds	20,330.7	12,504.0	12,941.6	3.5%	(36.3)%
Financial investments	24,154.7	23,594.4	24,899.4	5.5%	3.1%
Loans, net of unearned interest	44,037.3	46,024.9	47,128.8	2.4%	7.0%
Impairment allowance for loans	(2,298.7)	(2,044.5)	(2,034.7)	(0.5)%	(11.5)%
Property, furniture and equipment, net	795.0	843.6	787.6	(6.6)%	(0.9)%
Other assets	5,367.6	4,780.1	4,984.6	4.3%	(7.1)%
Total assets	92,386.6	85,702.5	88,707.3	3.5%	(4.0)%
Liabilities and equity
Deposits and obligations	50,904.7	47,277.7	49,279.7	4.2%	(3.2)%
Due to banks and correspondents and inter-bank funds	8,473.8	8,062.2	8,510.7	5.6%	0.4%
Bonds, notes and other obligations	8,640.3	7,905.4	8,192.9	3.6%	(5.2)%
Insurance contract liabilities	11,412.0	10,351.7	10,037.6	(3.0)%	(12.0)%
Other liabilities	3,158.0	3,090.6	3,172.5	2.6%	0.5%
Total liabilities	82,588.7	76,687.7	79,193.4	3.3%	(4.1)%
Equity, net
Equity attributable to IFS' shareholders	9,750.0	8,965.8	9,462.7	5.5%	(2.9)%
Non-controlling interest	47.9	49.0	51.2	4.5%	7.0%
Total equity, net	9,797.9	9,014.8	9,513.9	5.5%	(2.9)%
Total liabilities and equity net	92,386.6	85,702.5	88,707.3	3.5%	(4.0)%

Intercorp Financial Services’ net profit was S/ 613.4 million in 3Q22, an increase of S/ 362.1 million QoQ, or more than two-fold, and S/ 61.9 million YoY, or 11.2%.

It is worth mentioning that IFS’ results in 3Q22 were supported by extraordinary income of S/ 222.5 million from revaluation of Izipay’s assets at IFS.

IFS’s annualized ROE was 26.5% in 3Q22, above the 11.1% registered in 2Q22 and the 23.1% reported in 3Q21. Excluding the previously mentioned one-off, ROE would have resulted in 17.1% in 3Q22.

Intercorp Financial Services’ P&L statement

S/ million	3Q21	2Q22	3Q22	%chg QoQ	%chg YoY
Interest and similar income	1,170.5	1,392.1	1,547.1	11.1%	32.2%
Interest and similar expenses	(270.5)	(360.3)	(462.9)	28.5%	71.1%
Net interest and similar income	900.0	1,031.8	1,084.2	5.1%	20.5%
Impairment loss on loans, net of recoveries	(112.1)	(193.3)	(209.6)	8.5%	87.0%
Recovery (loss) due to impairment of financial investments	(8.5)	0.3	(6.9)	n.m.	(18.7)%
Net interest and similar income after impairment loss	779.4	838.8	867.7	3.4%	11.3%
Fee income from financial services, net	199.1	293.6	316.3	7.7%	58.9%
Other income	377.1	(4.8)	306.4	n.m.	(18.8)%
Total premiums earned minus claims and benefits	(87.7)	(60.8)	(42.2)	(30.5)%	(51.9)%
Net Premiums	254.9	233.9	271.5	16.1%	6.5%
Adjustment of technical reserves	(108.8)	(75.3)	(95.1)	26.4%	(12.5)%
Net claims and benefits incurred	(233.9)	(219.4)	(218.6)	(0.4)%	(6.5)%
Other expenses	(585.6)	(670.4)	(687.6)	2.6%	17.4%
Income before translation result and income tax	682.3	396.4	760.5	91.9%	11.5%
Translation result	(16.6)	(23.5)	(7.1)	(69.7)%	(57.1)%
Income tax	(114.2)	(121.6)	(140.0)	15.1%	22.6%
Profit for the period	551.5	251.3	613.4	n.m.	11.2%
Attributable to IFS' shareholders	549.4	248.9	610.7	n.m.	11.2%
EPS	4.76	2.16	5.29
ROE	23.1%	11.1%	26.5%
ROA	2.4%	1.2%	2.8%
Efficiency ratio	33.6%	40.6%	33.0%

Quarter-on-quarter performance

Profits grew S/ 362.1 million QoQ, or more than two-fold, due to a recovery in other income across all businesses and an increase in net interest and similar income in our Banking and Wealth Management businesses, as well as higher net fee income from financial services in our Banking and Payments businesses. Moreover, improvements in the insurance underwriting result and in the consolidated translation result also contributed to higher earnings QoQ. These factors were partially offset by higher impairment loss on loans in our Banking business and higher other expenses.

Net interest and similar income grew S/ 52.4 million QoQ, or 5.1%, mainly explained by higher average yields across all interest-earning assets in our Banking business, as well as higher loan volumes and interest rates in our Wealth Management business. These effects were partially compensated by a reduction in interest and similar income in our Insurance business, mostly associated with sequentially lower inflation rates and dividends received.

Impairment loss on loans, net of recoveries increased S/ 16.3 million QoQ, or 8.5%, as a result of higher provision requirements in the commercial loan book, partially offset by lower provision requirements in the retail loan book, all in our Banking business.

Net fee income from financial services grew S/ 22.7 million QoQ, or 7.7%, mainly due to higher commissions from banking services, commissions from credit card services and fees from collection services in our Banking business, in addition to higher income from payments acquirer in our Payments business. These factors were partially offset by lower fees from funds management in our Wealth Management business, in addition to higher acquirer license fees within the service cost in our Payments business.

Other income not only recovered in all businesses, but also it was boosted by the extraordinary income resulting from the revaluation of Izipay’s assets at IFS. The recovery was mainly explained by a lower mark-to-market loss in our Wealth Management business, an increase in net gain on financial assets at fair value through profit or loss in our Insurance and Banking businesses, as well as higher gain on foreign exchange transactions in our Banking business. These effects were partially compensated by lower valuation gain (loss) from investment property and rental income in our Insurance business.

Total premiums earned minus claims and benefits in our Insurance business were S/ -42.2 million in the quarter, an improvement of S/ 18.5 million QoQ. This resulted from S/ 37.5 million growth in net premiums and slightly lower net claims and benefits incurred, partially offset by an increase of S/ 19.8 million in adjustment on technical reserves.

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Other expenses increased S/ 17.2 million QoQ, or 2.6%. This resulted from higher administrative expenses in our Banking and Payments businesses. These factors were partially offset by decreases in salaries and employee benefits in our Banking business, as well as in administrative expenses in our Insurance and Wealth Management businesses.

IFS’ effective tax rate decreased, from 32.6% in 2Q22 to 18.6% in 3Q22, as a result of higher contribution to profits from tax-exempt businesses.

Year-on-year performance

Profits increased S/ 61.9 million, or 11.2% YoY mainly due to growth in net interest and similar income across all businesses, as well as in net fee income from financial services due to the contribution of our Payments and Banking businesses. Moreover, an improvement in the insurance underwriting result also helped the increase in profits. These effects were partially compensated by higher other expenses in our Banking business and due to the addition of our new Payments business in the consolidated figures. Furthermore, higher impairment loss on loans in our Banking business and lower other income in our Wealth Management business also compensated the growth in profits.

Net interest and similar income grew S/ 184.2 million YoY, or 20.5%, mainly due to higher interest on all interest-earning assets in our Banking business, in addition to higher interest and similar income in our Insurance business, and higher interest income on loans and due from banks and inter-banks funds in our Wealth Management business.

Impairment loss on loans, net of recoveries grew S/ 97.5 million YoY, or 87.0%, mainly explained by higher provision requirements in the retail loan book as well as in the commercial loan book. Growth in provision expenses occurred mainly in credit cards.

Net fee income from financial services increased S/ 117.2 million YoY, or 58.9%, mainly due to the addition of our new Payments business in the consolidated figures, which reported higher income from payments acquirer due to higher transactional volumes, as well as higher commissions from credit card services, commissions from banking services, fees from collection services and fees from indirect loans in our Banking business. These factors were partially offset by a decrease in fees in our Wealth Management business, associated with lower fees from funds management due to lower frequency of client transactions, in turn driven by the persistent volatility and uncertainty in the financial markets.

Other income declined S/ 70.7 million YoY, mainly attributable to a mark-to-market loss in net trading gain in our Wealth Management business. This was partially offset by higher other income in our Banking and Insurance businesses, and by the extraordinary income resulting from the revaluation of Izipay’s assets at IFS.

On a yearly basis, total premiums earned minus claims and benefits in our Insurance business increased S/ 45.5 million due to S/ 16.6 million growth in net premiums, as well as reductions of S/ 15.3 million in net claims and benefits incurred, and S/ 13.7 million in adjustment of technical reserves.

Other expenses grew S/ 102.0 million YoY, or 17.4%, as the result of higher administrative expenses, salaries and employee benefits in our Banking business. Moreover, the addition of our new Payments business in the consolidated figures also contributed to the increase in other expenses. It is important to note that an important driver of expense growth was related to investments in IT and new business ventures, in addition to variable costs associated with a higher level of marketing and credit cards activity.

IFS’ effective tax rate increased, from 17.2% in 3Q21 to 18.6% in 3Q22, as a result of a higher profit contribution from our Banking business.

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CONTRIBUTION BY BUSINESS

The following table shows the contribution of our Banking, Insurance, Wealth Management and Payments businesses to Intercorp Financial Services’ net profit. The performance of each of the four businesses is discussed in detail in the following sections.

Intercorp Financial Services’ Profit by business

S/ million	3Q21	2Q22	3Q22	%chg QoQ	%chg YoY
Banking	299.1	321.2	365.6	13.8%	22.2%
Insurance	13.4	77.0	100.5	30.6%	n.m.
Wealth Management	183.7	(120.3)	(41.0)	(65.9)%	n.m.
Payments	—	12.6	11.7	(6.4)%	n.m.
Corporate and eliminations	55.2	(39.1)	176.7	n.m.	n.m.
IFS profit for the period	551.5	251.3	613.4	n.m.	11.2%

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Interbank

SUMMARY

Interbank’s profits were S/ 365.6 million in 3Q22, which represented an increase of S/ 44.4 million QoQ, or 13.8%, and S/ 66.5 million YoY, or 22.2%. The quarterly result was mainly attributed to growth of S/ 51.5 million in net interest and similar income, S/ 22.9 million in net fee income from financial services and S/ 5.7 million in other income, in addition to a positive performance in translation result. These factors were partially offset by increases of S/ 16.2 million in impairment loss on loans and S/ 6.8 million in other expenses, in addition to a slightly higher effective tax rate.

The annual performance in net profit was mainly explained by growth of S/ 160.9 in net interest and similar income, S/ 46.9 million in net fee income from financial services and S/ 3.4 million in other income. These effects were partially compensated by increases of S/ 99.6 million in impairment loss on loans and S/ 19.3 million in other expenses, as well as a S/ 7.2 million lower translation result.

Interbank’s ROE was 21.4% in 3Q22, higher than the 19.4% and 18.6% registered in 2Q22 and 3Q21, respectively.

Banking Segment’s P&L Statement

S/ million	3Q21	2Q22	3Q22	%chg QoQ	%chg YoY
Interest and similar income	907.0	1,107.4	1,260.6	13.8%	39.0%
Interest and similar expense	(225.9)	(316.9)	(418.6)	32.1%	85.3%
Net interest and similar income	681.1	790.5	842.0	6.5%	23.6%
Impairment loss on loans, net of recoveries	(110.0)	(193.4)	(209.6)	8.4%	90.6%
Recovery (loss) due to impairment of financial investments	(0.3)	0.0	(0.3)	n.m.	5.6%
Net interest and similar income after impairment loss	570.9	597.1	632.1	5.9%	10.7%
Fee income from financial services, net	166.1	190.1	213.0	12.1%	28.3%
Other income	116.3	114.0	119.7	5.0%	2.9%
Other expenses	(468.4)	(480.9)	(487.7)	1.4%	4.1%
Income before translation result and income tax	384.9	420.2	477.2	13.6%	24.0%
Translation result	19.5	8.9	12.3	38.3%	(37.3)%
Income tax	(105.3)	(107.9)	(123.9)	14.8%	17.6%
Profit for the period	299.1	321.2	365.6	13.8%	22.2%
ROE	18.6%	19.4%	21.4%
Efficiency ratio	47.1%	42.3%	40.1%
NIM	4.0%	4.9%	5.0%
NIM on loans	7.0%	7.6%	7.8%

INTEREST-EARNING ASSETS

Interbank’s interest-earning assets reached S/ 66,346.1 million as of September 30, 2022, an increase of 4.6% QoQ, but a slight decrease of 0.6% YoY.

The quarterly growth in interest-earning assets was attributed to increases of 14.3% in financial investments, 4.4% in cash and due from banks and inter-bank funds, and 2.3% in loans. Growth in financial investments was mainly a result of higher balances of Central Bank Certificates of Deposits (CDBCR), global bonds and corporate bonds from non-financial institutions, partially offset by lower volumes of corporate bonds from financial institutions and sovereign bonds. On the other hand, the increase in cash and due from banks and inter-bank funds resulted mainly from higher deposits and reserve funds at the Central Bank.

The YoY decrease in interest-earning assets was explained by a 36.1% reduction in cash and due from banks and inter-bank funds, partially compensated by increases of 28.8% in financial investments and 8.0% in loans. The decrease in cash and due from banks and inter-bank funds resulted mainly from lower deposits at the Central Bank, partially offset by higher reserve funds at the same institution. The increase in financial investments resulted from higher volumes of CDBCR and sovereign bonds, partially compensated by lower balances of corporate bonds and global bonds.

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Interest-earning assets

S/ million	09.30.21	06.30.22	09.30.22	%chg 09.30.22/ 06.30.22	%chg 09.30.22/ 09.30.21
Cash and due from banks and inter-bank funds	17,433.8	10,676.2	11,144.2	4.4%	(36.1)%
Financial investments	9,337.6	10,525.3	12,025.9	14.3%	28.8%
Loans	39,985.8	42,218.9	43,176.0	2.3%	8.0%
Total interest-earning assets	66,757.2	63,420.4	66,346.1	4.6%	(0.6)%

Loan portfolio

S/ million	09.30.21	06.30.22	09.30.22	%chg 09.30.22/ 06.30.22	%chg 09.30.22/ 09.30.21
Performing loans
Retail	19,281.7	22,001.5	22,405.6	1.8%	16.2%
Commercial	21,028.8	20,384.8	20,640.4	1.3%	(1.8)%
Total performing loans	40,310.5	42,386.3	43,046.0	1.6%	6.8%
Restructured and refinanced loans	226.1	258.0	288.1	11.7%	27.4%
Past due loans	1,388.2	1,218.1	1,425.2	17.0%	2.7%
Total gross loans	41,924.8	43,862.3	44,759.3	2.0%	6.8%
Add (less)
Accrued and deferred interest	357.3	400.7	451.1	12.6%	26.2%
Impairment allowance for loans	(2,296.3)	(2,044.1)	(2,034.3)	(0.5)%	(11.4)%
Total direct loans, net	39,985.8	42,218.9	43,176.0	2.3%	8.0%

The evolution of performing loans continued to be affected by the disbursement and maturity or prepayment of commercial loans under the Reactiva Peru Program. As of September 30, 2022, these performing loans amounted S/ 2,657.3 million, compared to balances of S/ 3,337.8 million as of June 30, 2022 and S/ 5,249.0 million as of September 30, 2021.

Performing loans grew 1.6% QoQ, explained by increases of 1.8% in retail loans and 1.3% in commercial loans. Excluding the effect of the Reactiva Peru Program in the comparing periods, total performing loans and commercial loans would have grown 3.4% and 5.5% QoQ, respectively.

Retail loans grew 1.8% QoQ due to increases of 2.3% in mortgages and 1.5% in consumer loans. Growth in mortgage loans was explained by higher demand in both traditional and MiVivienda products. The increase in consumer loans resulted from higher balances of credit cards and cash loans, partially compensated by a slight decline in payroll deduction loans.

Growth in commercial loans was a result of higher trade finance loans and leasing operations, across all segments. This was partially offset by lower short and medium-term loans, also across all segments.

Performing loans grew 6.8% YoY explained by a 16.2% increase in retail loans, partially offset by a 1.8% reduction in commercial loans. Excluding the effect of the Reactiva Peru Program in the comparing periods, total performing loans and commercial loans would have increased 15.2% and 14.0% YoY, respectively.

The YoY growth in retail loans was due to increases of 20.9% in consumer loans and 9.7% in mortgages. The increase in consumer loans resulted from higher credit cards, partially offset by lower payroll reduction loans. Growth in mortgages was due to higher demand in both traditional and MiVivienda products.

The annual reduction in commercial loans was mainly explained by lower balances of Reactiva Peru loans within short and medium-term lending across all segments, as well as lower leasing operations in the mid-sized segment. These factors were partially offset by higher trade finance loans across all segments.

In 3Q22, 2Q22 and 3Q21, Interbank’s rescheduled portfolio of Reactiva Peru loans amounted to S/ 1,707.3 million, S/ 1,829.3 million and S/ 1,784.7 million, respectively, representing 58.1% of total balances of Reactiva Peru loans in 3Q22, 52.3% in 2Q22 and 32.4% in 3Q21.

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It is worth mentioning that these loans are guaranteed in large part by the Peruvian government. As of September 30, 2022, Interbank activated the guarantee coverage for an amount of S/ 478.3 million.

Breakdown of retail loans

S/ million	09.30.21	06.30.22	09.30.22	%chg 09.30.22/ 06.30.22	%chg 09.30.22/ 09.30.21
Consumer loans:
Credit cards & other loans	6,577.6	8,774.4	8,998.9	2.6%	36.8%
Payroll deduction loans(1)	4,611.2	4,552.2	4,529.1	(0.5)%	(1.8)%
Total consumer loans	11,188.8	13,326.6	13,528.0	1.5%	20.9%
Mortgages	8,092.9	8,674.9	8,877.6	2.3%	9.7%
Total retail loans	19,281.7	22,001.5	22,405.6	1.8%	16.2%
(1)	Payroll deduction loans to public sector employees.

FUNDING STRUCTURE

Funding structure

S/ million	09.30.21	06.30.22	09.30.22	%chg 09.30.22/ 06.30.22	%chg 09.30.22/ 09.30.21
Deposits and obligations	46,565.6	43,576.8	45,493.7	4.4%	(2.3)%
Due to banks and correspondents and inter-bank funds	8,094.5	7,538.4	7,925.8	5.1%	(2.1)%
Bonds, notes and other obligations	7,128.7	6,568.0	6,790.9	3.4%	(4.7)%
Total	61,788.7	57,683.2	60,210.4	4.4%	(2.6)%
% of funding
Deposits and obligations	75.4%	75.5%	75.6%
Due to banks and correspondents and inter-bank funds	13.1%	13.1%	13.1%
Bonds, notes and other obligations	11.5%	11.4%	11.3%

Interbank's funding base was still influenced by the funds provided by the Central Bank, associated with the bank’s involvement in the Reactiva Peru Program. As of September 30, 2022, the balance of such special funding was S/ 2,598.7 million, compared to S/ 3,139.8 million as of June 30, 2022 and S/ 4,977.2 million as of September 30, 2021.

The bank’s total funding base grew 4.4% QoQ, in line with growth of interest-earning assets. This was explained by increases of 5.1% in due to banks and correspondents and inter-bank funds, 4.4% in deposits and obligations, and 3.4% in bonds, notes and other obligations. Excluding the effect of the Reactiva Peru Program’s funds, the bank’s total funding base and the balance of due to banks and correspondents and inter-bank funds would have grown 5.6% and 21.1% QoQ, respectively.

The increase in due to banks and correspondents and inter-bank funds was mainly the result of higher long-term funding from correspondent banks abroad and COFIDE, which were partially compensated by lower long-term funding provided by the Central Bank.

The quarterly performance of deposits and obligations was mainly due to growth of 9.4% in retail deposits, partially offset by a decrease of 2.0% in institutional deposits while commercial deposits remained relatively stable.

The QoQ growth in bonds, notes and other obligations was mainly attributable to a 4.1% increase of the foreign exchange rate with respect to 2Q22.

The bank’s total funding base decreased 2.6% YoY, compared to the 0.6% annual reduction in interest-earning assets. This was explained by decreases of 4.7% in bonds, notes and other obligations, 2.3% in deposits and obligations, and 2.1% in due to banks and correspondents and inter-bank funds. Excluding the effect of the Reactiva Peru Program’s funds, the bank’s total funding base and the balance of due to banks and correspondents and inter-bank funds would have increased 1.4% and 70.9% YoY, respectively.

The annual decrease in bonds, notes and other obligations was mainly attributable to a lower volume given the maturity of local subordinated bonds for S/ 137.9 million in June 2022, as well as a reduction of 3.7% of the foreign exchange rate with respect to 3Q21.

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The YoY reduction in deposits and obligations was mainly explained by decreases of 12.9% in institutional deposits and 4.6% in commercial deposits, partially offset by an increase of 1.9% in retail deposits.

The annual decrease in due to banks and correspondents and inter-bank funds was mainly the result of a reduction in long-term funding provided by the Central Bank, associated with lower funds for the Reactiva Peru Program, as well as lower short-term funding provided by correspondent banks abroad. These effects were partially compensated by higher long-term funding from correspondent banks abroad and COFIDE.

As of September 30, 2022, the proportion of deposits and obligations to total funding was 75.6%, slightly higher than the 75.4% reported as of September 30, 2021. Likewise, the proportion of institutional deposits to total deposits decreased from 12.6% as of September 30, 2021 to 11.3% as of September 30, 2022.

Breakdown of deposits

S/ million	09.30.21	06.30.22	09.30.22	%chg 09.30.22/ 06.30.22	%chg 09.30.22/ 09.30.21
By customer service:
Retail	23,290.7	21,686.3	23,726.1	9.4%	1.9%
Commercial	17,054.2	16,298.1	16,278.2	(0.1)%	(4.6)%
Institutional	5,879.1	5,222.6	5,119.7	(2.0)%	(12.9)%
Other	341.6	369.8	369.6	(0.1)%	8.2%
Total	46,565.6	43,576.8	45,493.7	4.4%	(2.3)%
By type:
Demand	14,309.2	13,162.5	13,688.9	4.0%	(4.3)%
Savings	22,196.3	20,596.3	21,331.5	3.6%	(3.9)%
Time	10,046.0	9,812.1	10,459.2	6.6%	4.1%
Other	14.1	5.9	14.1	n.m.	(0.5)%
Total	46,565.6	43,576.8	45,493.7	4.4%	(2.3)%

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	3Q21	2Q22	3Q22	%chg QoQ		%chg YoY
Interest and similar income	907.0	1,107.4	1,260.6	13.8%		39.0%
Interest and similar expense	(225.9)	(316.9)	(418.6)	32.1%		85.3%
Net interest and similar income	681.1	790.5	842.0	6.5%		23.6%
NIM	4.0%	4.9%	5.0%	10	bps	100	bps

Interest and similar income

S/ million	3Q21	2Q22	3Q22	%chg QoQ		%chg YoY
Interest and similar income
Due from banks and inter-bank funds	8.2	15.0	41.3	n.m.		n.m.
Financial investments	66.1	103.2	122.1	18.3%		84.8%
Loans	832.7	989.2	1,097.2	10.9%		31.8%
Total Interest and similar income	907.0	1,107.4	1,260.6	13.8%		39.0%
Average interest-earning assets	68,814.6	65,097.2	66,922.4	2.8%		(2.7)%
Average yield on assets (annualized)	5.3%	6.8%	7.5%	70	bps	220	bps

9

Interest and similar expense

S/ million	3Q21	2Q22	3Q22	%chg QoQ		%chg YoY
Interest and similar expense
Deposits and obligations	(89.7)	(184.0)	(269.8)	46.6%		n.m.
Due to banks and correspondents and inter-bank funds	(35.7)	(42.4)	(57.6)	35.9%		61.6%
Bonds, notes and other obligations	(100.5)	(90.5)	(91.2)	0.8%		(9.2)%
Total Interest and similar expense	(225.9)	(316.9)	(418.6)	32.1%		85.3%
Average interest-bearing liabilities	61,285.0	57,139.5	58,946.8	3.2%		(3.8)%
Average cost of funding (annualized)	1.5%	2.2%	2.8%	60	bps	130	bps

QoQ Performance

Net interest and similar income grew 6.5% QoQ due to a 13.8% increase in interest and similar income, partially offset by 32.1% growth in interest and similar expense.

The higher interest and similar income was due to increases of more than two-fold in interest on due from banks and inter-bank funds, 18.3% in interest on financial investments and 10.9% in interest on loans.

Interest on due from banks and inter-bank funds grew S/ 26.3 million QoQ, or more than two-fold, explained by a 100 basis point increase in the nominal average rate, partially offset by a 1.7% reduction in the average volume. The higher return was in line with higher policy rates globally.

Interest on financial investments increased S/ 18.9 million QoQ, or 18.3%, due to a 40 basis point increase in the average yield, from 3.9% in 2Q22 to 4.3% in 3Q22, in addition to 7.0% growth in the average volume. This was attributed to higher balances of CDBCR, partially offset by lower volumes of sovereign bonds and corporate bonds.

Interest on loans grew S/ 108.0 million QoQ, or 10.9%, as the result of a 70 basis point increase in the average yield, together with 2.9% growth in the average loan portfolio.

The higher average rate on loans, from 9.1% in 2Q22 to 9.8% in 3Q22, was explained by yield increases of 120 basis points in commercial loans and 30 basis points in retail loans. In the commercial portfolio, rates increased across all products, particularly working capital loans and trade finance. The yield increase in retail loans was due to higher rates on mortgages and consumer loans.

The higher average volume of loans was attributed to increases of 3.3% in retail loans and 2.5% in commercial loans. Consequently, the average balance of retail loans continued to be higher than that of the commercial portfolio. In the retail portfolio, average volumes increased 3.7% in consumer loans and 2.8% in mortgages. In the commercial portfolio, average volumes grew 17.9% in trade finance loans and 3.9% in leasing operations, while balances of short and medium-term loans slightly decreased.

The nominal average yield on interest-earning assets increased 70 basis points QoQ, from 6.8% in 2Q22 to 7.5% in 3Q22, in line with the higher returns on all components of interest-earning assets.

The higher interest and similar expense was due to increases of 46.6% in interest on deposits and obligations, 35.9% in interest on due to banks and correspondents, and 0.8% in interest on bonds, notes and other obligations.

The quarterly growth in interest on deposits and obligations was due to a 70 basis point increase in the average cost, from 1.7% in 2Q22 to 2.4% in 3Q22, in addition to 3.0% growth in the average volume. The increase in the average cost was due to higher rates paid to institutional deposits, commercial deposits and retail time deposits, following the additional rate hikes from the Central Bank. By currency, average balances of soles-denominated deposits grew 3.8% while average dollar-denominated deposits increased 1.6%.

Interest on due to banks and correspondents increased 35.9%, explained by growth of 70 basis points in the average cost and 4.7% in the average volume. The higher average volume was due to higher funding from the Central Bank, COFIDE and correspondent banks abroad.

The 0.8% growth in interest on bonds, notes and other obligations was mainly attributable to the effect of a higher average foreign exchange rate with respect to 2Q22.

10

The average cost of funding grew 60 basis points, from 2.2% in 2Q22 to 2.8% in 3Q22, as a consequence of the higher cost of deposits and due to banks.

As a result of the above, net interest margin was 5.0% in 3Q22, 10 basis points higher than the 4.9% reported in 2Q22.

YoY Performance

Net interest and similar income grew 23.6% YoY due to a 39.0% increase in interest and similar income, partially offset by 85.3% growth in interest and similar expense.

The higher interest and similar income was due to increases of more than five-fold in interest on due from banks and inter-bank funds, 84.8% in interest on financial investments and 31.8% in interest on loans.

Interest on due from banks and inter-bank funds grew S/ 33.1 million YoY, or more than five-fold, explained by growth of 130 basis points in the average yield, despite a 36.0% reduction in the average volume. The higher yield was attributed to the effect of a higher policy rate on the return of liquid assets, while the lower average volume was explained by lower deposits at the Central Bank.

Interest on financial investments increased S/ 56.0 million YoY, or 84.8%, due to growth of 150 basis points in the average yield and 18.2% in the average volume. The increase in the nominal average rate, from 2.8% in 3Q21 to 4.3% in 3Q22, was explained by higher returns on CDBCR, corporate bonds, global bonds and sovereign bonds. Growth in the average volume was the result of higher balances of CDBCR and sovereign bonds, partially offset by lower volumes of corporate bonds and global bonds.

Interest on loans grew S/ 264.5 million YoY, or 31.8%, explained by increases of 190 basis points in the average yield and 6.0% in the average volume.

On one hand, the increase in the average rate on loans, from 7.9% in 3Q21 to 9.8% in 3Q22, was mainly due to higher yields on commercial and retail loans. On the other hand, the higher average volume of loans was attributed to growth of 16.0% in retail loans, partially offset by a 3.2% reduction in commercial loans. In the retail portfolio, average volumes grew due to increases of 22.1% in consumer loans and 7.6% in mortgages. In the commercial portfolio, the lower average volume was mainly attributed to decreasing volumes in working capital loans and leasing operations, despite a strong growth in trade finance loans.

The nominal average yield on interest-earning assets increased 220 basis points YoY, from 5.3% in 3Q21 to 7.5% in 3Q22, in line with the higher returns on all components of interest-earning assets.

Interest and similar expense grew 85.3% mainly due to increases of more than three-fold in interest on deposits and obligations, and 61.6% in interest on due to banks and correspondents, while interest on bonds, notes and other obligations decreased 9.2%.

Interest on deposits and obligations increased S/ 180.1 million YoY, or more than three-fold, mostly explained by a 160 basis point increase in the average cost, from 0.8% in 3Q21 to 2.4% in 3Q22. Partially offsetting this, the average volume of deposits declined 2.9% YoY. By currency, average balances of soles-denominated deposits decreased 6.4% while average dollar-denominated deposits increased 3.9%.

Interest on due to banks and correspondents grew S/ 21.9 million YoY, or 61.6%, following a 130 basis point increase in the average cost, from 1.7% in 3Q21 to 3.0% in 3Q22, partially compensated by a 7.9% decrease in the average volume. On one hand, the average cost increased in line with higher policy rates globally. On the other hand, the decrease in the average volume was mostly due to lower funding from correspondent banks abroad and the Central Bank.

Interest on bonds, notes and other obligations decreased due to the maturity of S/ 137.9 million subordinated bonds in the local market in June 2022, in addition to the effect of a 2.3% reduction of the average foreign exchange rate with respect to 3Q21.

The average cost of funding increased 130 basis points, from 1.5% in 3Q21 to 2.8% in 3Q22, as a consequence of the higher implicit cost of deposits and due to banks and correspondents.

As a result of the above, net interest margin was 5.0% in 3Q22, 100 basis points higher than the 4.0% reported in 3Q21.

IMPAIRMENT LOSS ON LOANS, NET OF RECOVERIES

Impairment loss on loans, net of recoveries increased 8.4% QoQ and 90.6% YoY.

11

The quarterly performance was explained by higher provision requirements in the commercial loan book, partially offset by lower provision requirements in the retail loan book. In the commercial portfolio, the increase in provisions was mainly driven by higher requirements across all segments. Conversely, the decrease in provisions in the retail portfolio was explained by lower requirements in consumer loans.

The annual increase in provisions was mainly explained by higher requirements in the retail loan book as well as in the commercial loan book. Growth in provision requirements occurred mainly in credit cards.

As a result of the above, the annualized ratio of impairment loss on loans to average loans was 1.9% in 3Q22, higher than the 1.8% and 1.1% reported in 2Q22 and 3Q21, respectively.

Impairment loss on loans, net of recoveries

S/ million	3Q21	2Q22	3Q22	%chg QoQ		%chg YoY
Impairment loss on loans, net of recoveries	(110.0)	(193.4)	(209.6)	8.4%		90.6%
Impairment loss on loans/average gross loans	1.1%	1.8%	1.9%	10	bps	80	bps
S3 NPL ratio (at end of period)	2.7%	2.6%	2.5%	-10	bps	-20	bps
S3 NPL coverage ratio (at end of period)	210.2%	185.9%	182.4%	-350	bps	n.m.
Impairment allowance for loans	2,296.3	2,044.1	2,034.3	(0.5)%		(11.4)%

The Stage 3 NPL ratio decreased 10 basis points QoQ and 20 basis points YoY, to 2.5% in 3Q22. The quarterly reduction was due to a 10 basis point decrease in commercial loans’ NPL, while the NPL ratio for the retail portfolio remained stable. The lower Stage 3 NPL ratio YoY was explained by a 40 basis point decrease in retail loans’ NPL, while the NPL ratio for the commercial portfolio remained unchanged.

Furthermore, the S3 NPL coverage ratio was 182.4% as of September 30, 2022, lower than the 185.9% and 210.2% reported as of June 30, 2022 and as of September 30, 2021, respectively.

FEE INCOME FROM FINANCIAL SERVICES, NET

Net fee income from financial services grew S/ 22.9 million QoQ, or 12.1%, mainly explained by higher commissions from banking services, commissions from credit card services and fees from collection services. These factors were partially offset by lower fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services, and fees from indirect loans.

Net fee income from financial services increased S/ 46.9 YoY, or 28.3%, mainly due to higher commissions from credit card services, commissions from banking services, fees from collection services and fees from indirect loans. These effects were partially compensated by a decrease in fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services.

Fee income from financial services, net

S/ million	3Q21	2Q22	3Q22	%chg QoQ	%chg YoY
Income
Commissions from credit card services	88.5	105.1	116.6	11.0%	31.8%
Commissions from banking services	73.1	76.7	92.9	21.1%	27.0%
Maintenance and mailing of accounts, transfer fees and commissions on debit card services	62.9	64.5	59.8	(7.3)%	(5.0)%
Fees from indirect loans	16.7	18.7	17.9	(4.5)%	6.9%
Collection services	13.7	15.4	15.7	2.0%	14.5%
Other	15.9	14.7	13.6	(7.7)%	(14.4)%
Total income	270.9	295.2	316.5	7.2%	16.8%
Expenses
Insurance	(25.5)	(25.0)	(25.0)	(0.2)%	(2.0)%
Fees paid to foreign banks	(9.0)	(6.4)	(6.9)	7.6%	(23.3)%
Other	(70.3)	(73.7)	(71.6)	(2.8)%	1.9%
Total expenses	(104.8)	(105.1)	(103.5)	(1.6)%	(1.2)%
Fee income from financial services, net	166.1	190.1	213.0	12.1%	28.3%

12

OTHER INCOME

Other income grew S/ 5.7 million QoQ and S/ 3.4 million YoY. The quarterly and annual performances were mainly explained by a higher net gain on foreign exchange transactions and on financial assets at fair value through profit or loss, as well as a lower net loss on sale of financial investments.

Other income

S/ million	3Q21	2Q22	3Q22		%chg QoQ	%chg YoY
Net gain on foreign exchange transactions and on financial assets at fair value through profit or loss	105.1	86.8	108.2	(1)	24.7%	3.0%
Net gain on sale of financial investments	(3.9)	(4.9)	(3.4)		(30.3)%	(11.7)%
Other	15.1	32.1	14.9		(53.6)%	(1.4)%
Total other income	116.3	114.0	119.7		5.0%	2.9%

(1)	Includes S/ 130.0 million of net gain on foreign exchange transactions and S/ -21.8 million of net gain (loss) on financial assets at fair value though profit or loss (derivatives).

OTHER EXPENSES

Other expenses increased S/ 6.8 million QoQ, or 1.4%, and S/ 19.3 million YoY, or 4.1%

The quarterly growth in other expenses was explained by higher administrative expenses, partially offset by lower salaries and employee benefits, as well as lower depreciation and amortization charges.

Other expenses increased YoY mainly as a result of higher administrative and personnel expenses, in addition to higher depreciation and amortization charges.

It is important to note that an important driver of expense growth was related to investments in IT and new business ventures, in addition to variable costs associated with a higher level of marketing and credit cards activity.

The efficiency ratio was 40.1% in 3Q22, an improvement compared to the 42.3% reported in 2Q22 and the 47.1% registered in 3Q21.

Other expenses

S/ million	3Q21	2Q22	3Q22	%chg QoQ		%chg YoY
Salaries and employee benefits	(164.7)	(171.3)	(166.9)	(2.6)%		1.3%
Administrative expenses	(227.9)	(226.7)	(239.9)	5.8%		5.3%
Depreciation and amortization	(61.4)	(64.8)	(63.7)	(1.6)%		3.8%
Other	(14.5)	(18.1)	(17.1)	(5.5)%		18.5%
Total other expenses	(468.4)	(480.9)	(487.7)	1.4%		4.1%
Efficiency ratio	47.1%	42.3%	40.1%	-220	bps	-700	bps

REGULATORY CAPITAL

The ratio of regulatory capital to risk-weighted assets (RWA) was 15.2% as of September 30, 2022, stable compared to the level reported as of June 30, 2022, but below the 16.3% registered as of September 30, 2021.

In 3Q22, RWA grew 3.8% QoQ due to higher capital requirements for credit risk, operational risk and market risk. The higher RWA for credit risk were attributed to an increase of RWA for loans and other assets, partially offset by lower RWA for financial investments. On the other hand, regulatory capital increased 3.5% QoQ attributed mainly to lower unrealized loss on investments available for sale compared to 2Q22, in addition to the effect of a higher foreign exchange rate on the balance of subordinated, dollar-denominated bonds.

The annual reduction in the total capital ratio was due to an 11.5% increase in RWA, partially offset by 4.2% growth in regulatory capital. The YoY increase in RWA was mostly due to higher capital requirements for credit risk and operational risk. Higher RWA for

13

credit risk were attributed to growth of RWA for loans, in addition to a higher risk weight applied to intangible assets by disposition of the SBS, with impact on the bank’s increasing digital investments.

Regulatory capital increased YoY mainly as a result of the addition of S/ 780.0 million in capital, reserves and earnings with capitalization agreement during the last twelve months. These effects were partially compensated by higher unrealized loss on investments available for sale and the maturity of local subordinated bonds for S/ 137.9 million in June 2022.

Also, it is worth mentioning that in June 2021, the SBS issued the Official Document No. 27358-2021 which refers to the Emergency Decree No. 037-2021, by which it established that, from April 2021 to March 2022, the minimum regulatory capital ratio requirement was reduced from 10% to 8%. Subsequently, the Decree N°003-2022 stated that the minimum regulatory capital requirement must be maintained at 8% until August 2022 and then raised to 8.5% until March 2023, when the 10% minimum would be restored. As of the date of this report and as mentioned before, the minimum regulatory capital requirement climbed to 8.5%.

As of September 30, 2022, Interbank’s capital ratio of 15.2% was significantly higher than its risk-adjusted minimum capital ratio requirement, established at 9.6%. As previously mentioned, the minimum regulatory capital ratio requirement was 8.5%, while the additional capital requirement for Interbank was 1.1% as of September 30, 2022. Furthermore, Core Equity Tier 1 (CET1) was 11.6% as of September 30, 2022, higher than the 11.1% registered as of June 30, 2022, but below the 12.0% reported as of September 30, 2021.

Regulatory capital

S/ million	09.30.21	06.30.22	09.30.22	%chg 09.30.22/ 06.30.22		%chg 09.30.22/ 09.30.21
Tier I capital	6,097.4	6,420.8	6,639.5	3.4%		8.9%
Tier II capital	3,034.7	2,768.6	2,873.0	3.8%		(5.3)%
Total regulatory capital	9,132.1	9,189.4	9,512.4	3.5%		4.2%
Risk-weighted assets (RWA)	56,117.5	60,267.7	62,558.4	3.8%		11.5%
Total capital ratio	16.3%	15.2%	15.2%	0	bps	-110	bps
Tier I capital / RWA	10.9%	10.7%	10.6%	-10	bps	-30	bps
CET1	12.0%	11.1%	11.6%	50	bps	-40	bps

14

Interseguro

SUMMARY

Interseguro’s profits reached S/ 100.5 million in 3Q22, which represented an increase of S/ 23.5 million QoQ and S/ 87.1 million YoY.

The quarterly growth was explained by an S/ 18.5 million improvement in the insurance underwriting result, mostly related to higher premiums earned, in addition to S/ 8.3 million lower other expenses and S/ 6.2 million higher other income. These factors were partially offset by decreases of S/ 6.3 million in net interest and similar income, S/ 2.0 million in translation result, and S/ 0.6 million in net fee income from financial services.

The annual performance in net profit was mainly explained by an improvement of S/ 45.5 million in the insurance underwriting result, as well as a S/ 19.0 million increase in net interest and similar income, and S/ 3.2 million higher other income. Moreover, a better translation result, a lower loss due to impairment of financial investments and a reduction in other expenses also contributed to the yearly growth in earnings.

As a result, Interseguro’s ROE was 46.8% in 3Q22, an improvement compared to the 31.6% reported in 2Q22 and the 5.3% registered 3Q21, respectively.

Insurance Segment’s P&L Statement

S/ million	3Q21	2Q22	3Q22	%chg QoQ	%chg YoY
Interest and similar income	224.8	249.9	243.2	(2.7)%	8.2%
Interest and similar expenses	(31.8)	(31.6)	(31.2)	(1.3)%	(2.0)%
Net Interest and similar income	193.0	218.3	212.0	(2.9)%	9.9%
Recovery (loss) due to impairment of financial investments	(8.3)	(0.2)	(0.7)	n.m.	(92.1)%
Net Interest and similar income after impairment loss	184.7	218.2	211.4	(3.1)%	14.4%
Fee income from financial services, net	(2.1)	(1.4)	(2.0)	43.2%	(2.1)%
Other income	23.6	20.6	26.8	29.9%	13.4%
Total premiums earned minus claims and benefits	(87.7)	(60.7)	(42.2)	(30.5)%	(51.9)%
Net premiums	254.9	234.0	271.5	16.0%	6.5%
Adjustment of technical reserves	(108.8)	(75.3)	(95.1)	26.4%	(12.5)%
Net claims and benefits incurred	(233.9)	(219.4)	(218.6)	(0.4)%	(6.5)%
Other expenses	(90.9)	(97.5)	(89.2)	(8.5)%	(1.8)%
Income before translation result and income tax	27.7	79.2	104.7	32.3%	n.m.
Translation result	(14.2)	(2.2)	(4.2)	92.9%	(70.2)%
Income tax	—	—	—	n.m.	n.m.
Profit for the period	13.4	77.0	100.5	30.6%	n.m.
ROE	5.3%	31.6%	46.8%
Efficiency ratio	13.7%	9.8%	8.8%

15

RESULTS FROM INVESTMENTS

Results from Investments (1)

S/ million	3Q21	2Q22	3Q22	%chg QoQ	%chg YoY
Interest and similar income	224.8	249.9	243.2	(2.7)%	8.2%
Interest and similar expenses	(17.0)	(19.2)	(18.7)	(2.7)%	9.6%
Net interest and similar income	207.8	230.7	224.6	(2.7)%	8.1%
Recovery (loss) due to impairment of financial investments	(8.3)	(0.2)	(0.7)	n.m.	(92.1)%
Net Interest and similar income after impairment loss	199.5	230.6	223.9	(2.9)%	12.2%
Net gain (loss) on sale of financial investments	18.2	(4.7)	(12.7)	n.m.	n.m.
Net gain (loss) on financial assets at fair value through profit or loss	(25.9)	(77.1)	7.6	n.m.	n.m.
Rental income	15.1	36.6	15.1	(58.8)%	(0.2)%
Gain on sale of investment property	0.0	0.0	0.0	n.m.	n.m.
Valuation gain (loss) from investment property	12.6	59.7	(0.2)	n.m.	n.m.
Other(1)	(1.7)	(5.0)	5.1	n.m.	n.m.
Other income	18.4	9.4	14.9	59.0%	(18.9)%
Results from investments	217.9	240.0	238.8	(0.5)%	9.6%

(1)	Only includes transactions related to investments.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income related to investments was S/ 224.6 million in 3Q22, a decrease of S/ 6.1 million or 2.7% QoQ, but an increase of S/ 16.8 million or 8.1% YoY.

The quarterly performance was mainly explained by a reduction of S/ 6.7 million in interest and similar income, mostly associated with sequentially lower inflation rates and dividends received.

The yearly performance was mostly due to higher interest and similar income, mainly attributed to a larger fixed income portfolio and higher interest rates.

RECOVERY (LOSS) DUE TO IMPAIRMENT OF FINANCIAL INVESTMENTS

Loss due to impairment of financial investments was S/ -0.7 million in 3Q22, compared to a loss of S/ -0.2 million in 2Q22 and S/ -8.3 million in 3Q21.

Loss due to impairment of financial investments was relevant in 3Q21 due to an additional provision for impairment on fixed income investments that were downgraded amid the political uncertainty around Peru’s new administration in such quarter.

OTHER INCOME

Other income related to investments was S/ 14.9 million in 3Q22, an increase of S/ 5.5 million QoQ, but a decrease of S/ 3.5 million YoY.

The quarterly growth was mainly due to increases of S/ 84.7 million in net gain on financial assets at fair value through profit or loss, and S/ 10.1 million in other transactions. These effects were partially compensated by reductions of S/ 59.9 million in valuation gain (loss) from investment property, S/ 21.5 million in rental income, and S/ 8.0 million in net gain (loss) on sale of financial investments.

The annual decrease was explained by a reduction of S/ 30.9 million in net gain (loss) on sale of financial investments and S/ 12.8 million in valuation gain (loss) from investment property, partially offset by increases of S/ 33.5 million in net gain (loss) on financial assets at fair value through profit or loss, and S/ 6.8 million in other transactions.

16

TOTAL PREMIUMS EARNED MINUS CLAIMS AND BENEFITS

Total Premiums Earned Minus Claims And Benefits

S/ million	3Q21	2Q22	3Q22	%chg QoQ	%chg YoY
Net premiums	254.9	234.0	271.5	16.0%	6.5%
Adjustment of technical reserves	(108.8)	(75.3)	(95.1)	26.4%	(12.5)%
Net claims and benefits incurred	(233.9)	(219.4)	(218.6)	(0.4)%	(6.5)%
Total premiums earned minus claims and benefits	(87.7)	(60.7)	(42.2)	(30.5)%	(51.9)%

Total premiums earned minus claims and benefits were S/ -42.2 million in 3Q22, representing an improvement of S/ 18.5 million QoQ and S/ 45.5 million YoY.

The quarterly result was explained by S/ 37.5 million growth in net premiums, partially offset by an increase of S/ 19.8 million in adjustment of technical reserves. Net claims and benefits incurred remained relatively stable QoQ.

The annual performance was explained by S/ 16.6 million growth in net premiums, as well as reductions of S/ 15.3 million in net claims and benefits incurred, and S/ 13.7 million in adjustment of technical reserves.

NET PREMIUMS

Net Premiums by Business Line

S/ million	3Q21	2Q22	3Q22	%chg QoQ	%chg YoY
Annuities	144.5	109.2	132.6	21.4%	(8.2)%
D&S	0.0	0.0	0.0	45.5%	—
Individual Life	47.1	51.1	57.4	12.3%	21.8%
Retail Insurance	63.3	73.6	81.5	10.7%	28.8%
Net Premiums	254.9	234.0	271.5	16.0%	6.5%

Net premiums were S/ 271.5 million in 3Q22, representing an increase of S/ 37.5 million, or 16.0% QoQ, and S/ 16.6 million, or 6.5% YoY.

The quarterly result was mainly due to growth of S/ 23.4 million in annuities, S/ 7.9 million in retail insurance, and S/ 6.3 million in individual life premiums. It is worth mentioning that the higher premiums in retail insurance were mainly related to growth of S/ 5.9 million in Mandatory Traffic Accident (SOAT) and S/ 3.9 million in credit life insurance.

The annual performance in net premiums was explained by increases of S/ 18.2 million in retail insurance and S/ 10.3 million in individual life, partially offset by a decrease of S/ 11.9 million in annuities. It is worth mentioning that the higher premiums in retail insurance were mostly attributed to growth of S/ 37.4 million in credit life insurance, partially offset by reductions of S/ 13.8 million in SOAT and S/ 6.9 million in card protection.

ADJUSTMENT OF TECHNICAL RESERVES

Adjustment of Technical Reserves by Business Line

S/ million	3Q21	2Q22	3Q22	%chg QoQ	%chg YoY
Annuities	(85.7)	(60.6)	(64.6)	6.6%	(24.6)%
Individual Life	(14.6)	(9.4)	(22.9)	n.m.	57.3%
Retail Insurance	(8.6)	(5.3)	(7.6)	44.5%	(11.0)%
Adjustment of technical reserves	(108.8)	(75.3)	(95.1)	26.4%	(12.5)%

17

Adjustment of technical reserves was S/ 95.1 million in 3Q22, an increase of S/ 19.8 million QoQ, but a decrease of S/ 13.7 million YoY.

The quarterly growth was explained by S/ 13.5 million higher reserve requirements for individual life, in addition to increases of S/ 4.0 million in technical reserves for annuities, and S/ 2.3 million in retail insurance.

The annual performance in adjustment of technical reserves was explained by a reduction of S/ 21.1 million in annuities, mostly attributed to lower sales, partially offset by an S/ 8.3 million increase in individual life.

NET CLAIMS AND BENEFITS INCURRED

Net Claims and Benefits Incurred by Business Line

S/ million	3Q21	2Q22	3Q22	%chg QoQ	%chg YoY
Annuities	(186.6)	(184.9)	(185.8)	0.5%	(0.5)%
D&S	(0.8)	(0.0)	(0.0)	(91.9)%	n.m.
Individual Life	(7.0)	(2.9)	(2.8)	(5.2)%	(60.6)%
Retail Insurance	(39.4)	(31.6)	(30.0)	(5.1)%	(23.8)%
Net claims and benefits incurred	(233.9)	(219.4)	(218.6)	(0.4)%	(6.5)%
Net claims and benefits incurred reached S/ 218.6 million in 3Q22, representing decreases of S/ 0.8 million QoQ and S/ 15.3 million YoY.

The quarterly performance was the result of a S/ 1.6 million decrease in retail insurance claims, partially offset by growth of S/ 0.9 million in annuity benefits.

The annual performance was explained by reductions of S/ 9.4 million in retail insurance claims, mostly attributed to a reduction of S/ 21.4 million in SOAT claims, partially offset by growth of S/ 13.2 million in credit life insurance claims. In addition, a decrease of S/ 4.2 million in individual life claims also contributed to explain the annual performance.

OTHER EXPENSES

Other Expenses

S/ million	3Q21	2Q22	3Q22	%chg QoQ	%chg YoY
Salaries and employee benefits	(26.5)	(16.1)	(16.2)	0.3%	(39.1)%
Administrative expenses	(16.4)	(16.1)	(14.5)	(9.8)%	(11.6)%
Depreciation and amortization	(6.4)	(6.4)	(5.7)	(12.2)%	(11.3)%
Expenses related to rental income	(1.5)	(3.8)	(3.2)	(14.9)%	n.m.
Other	(40.0)	(55.1)	(49.7)	(9.8)%	24.1%
Other expenses	(90.9)	(97.5)	(89.2)	(8.5)%	(1.8)%

Other expenses decreased S/ 8.3 million QoQ, or 8.5%, and S/ 1.7 million YoY, or 1.8%.

The quarterly reduction was mainly due to decreases of S/ 1.6 million in administrative expenses and S/ 0.7 million in depreciation and amortization charges, in addition to S/ 5.4 million lower other expenses, explained by a reduction of S/ 8.8 million in varied items, partially offset by an increase of S/ 3.4 million in third-party commissions.

The annual performance in other expenses was mainly due to decreases of S/ 10.3 million in salaries and employee benefits, and S/ 1.9 million in administrative expenses. These effects were partially compensated by increases of S/ 6.7 million in third-party commissions within other expenses, and S/ 1.7 million in expenses related to rental income.

18

Inteligo

SUMMARY

Inteligo’s bottom-line result in 3Q22 was S/ -41.0 million, a lower negative result compared to the previous quarter, but still a negative development compared to earnings in the same quarter of the previous year.

The quarterly performance was explained by a lower mark-to-market loss on proprietary portfolio investments. Other effects that contributed to the quarterly result were a 28.7% increase in net interest and similar income, as well as a 4.6% decrease in other expenses. These factors were partially offset by a S/ 6.0 million loss due to impairment of financial investments and a 10.0% decrease in net fee income from financial services.

The annual performance was mainly attributable to a negative development in other income due to a loss in net trading gain in 3Q22 compared to 3Q21. A decrease of 20.0% in net fee income from financial services and a S/ 6.0 million loss due to impairment of financial investments also explained the negative result. These effects were partially compensated by an increase of 18.5% in net interest and similar income, as well as by a 5.8% decrease in other expenses.

From a business development perspective, Inteligo’s prospection process continued to show positive results in terms of new account openings and assets under management growth in Private Wealth Management. However, these results were offset by outflows in mutual funds on a YoY basis and the lower mark-to-market valuation of assets under management. Consequently, Inteligo’s AUM increased 2.7% QoQ, but decreased 6.8% YoY as of September 30, 2022.

Inteligo’s ROE and efficiency ratio in 3Q22 were not meaningful due to the significant impact of the mark-to-market loss within other income.

Wealth Management Segment’s P&L Statement

S/ million	3Q21	2Q22	3Q22	%chg QoQ	%chg YoY
Interest and similar income	36.7	34.6	43.3	25.0%	17.9%
Interest and similar expenses	(10.6)	(10.6)	(12.4)	16.6%	16.5%
Net interest and similar income	26.1	24.0	30.9	28.7%	18.5%
Impairment loss on loans, net of recoveries	0.1	0.5	(6.0)	n.m.	n.m.
Recovery (loss) due to impairment of financial investments	(2.1)	0.1	(0.0)	n.m.	(99.3)%
Net interest and similar income after impairment loss	24.1	24.7	24.9	1.0%	3.2%
Fee income from financial services, net	50.4	44.8	40.3	(10.0)%	(20.0)%
Other income	146.6	(147.0)	(68.1)	(53.6)%	n.m.
Other expenses	(36.8)	(36.4)	(34.7)	(4.6)%	(5.8)%
Income before translation result and income tax	184.4	(113.9)	(37.6)	67.0%	n.m.
Translation result	2.0	(5.3)	(1.8)	(66.0)%	n.m.
Income tax	(2.6)	(1.1)	(1.7)	47.2%	(36.3)%
Profit for the period	183.7	(120.3)	(41.0)	(65.9)%	n.m.
ROE	56.7%	n.m.	n.m.
Efficiency ratio	16.2%	n.m.	n.m.

ASSETS UNDER MANAGEMENT & DEPOSITS

AUM reached S/ 21,992.2 million in 3Q22, a S/ 568.3 million or 2.7% increase QoQ, but a S/ 1,594.0 million or 6.8% decrease YoY, mostly explained by a lower exchange rate and outflows in mutual funds.

Client deposits were S/ 4,019.4 million in 3Q22, a S/ 76.1 million or 1.9% growth QoQ, but a S/ 698.2 million or 14.8% decrease YoY. The yearly reduction was mainly due to the conversion of cash positions from clients, received amid political uncertainty in Peru during 2021, to investments in securities during 2022.

19

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	3Q21	2Q22	3Q22	%chg QoQ	%chg YoY
Interest and similar income
Due from banks and inter-bank funds	2.1	2.0	4.2	n.m.	n.m.
Financial Investments	18.5	16.3	17.8	9.1%	(3.7)%
Loans	16.1	16.3	21.3	30.6%	32.0%
Total interest and similar income	36.7	34.6	43.3	25.0%	17.9%
Interest and similar expenses
Deposits and obligations	(9.5)	(8.4)	(10.3)	23.8%	9.1%
Due to banks and correspondents	(1.1)	(2.3)	(2.0)	(10.4)%	n.m.
Total interest and similar expenses	(10.6)	(10.6)	(12.4)	16.6%	16.5%
Net interest and similar income	26.1	24.0	30.9	28.7%	18.5%

Inteligo’s net interest and similar income was S/ 30.9 million in 3Q22, a S/ 6.9 million, or 28.7% increase when compared with 2Q22, mainly explained by higher loan volumes and interest rates. This effect was mainly driven by the increase in the reference rate of the FED during this quarter.

Net interest and similar income increased S/ 4.8 million YoY, or 18.5%, as a result of the higher interest income on loans and due from banks and inter-banks funds.

FEE INCOME FROM FINANCIAL SERVICES

Fee income from financial services, net

S/ million	3Q21	2Q22	3Q22	%chg QoQ	%chg YoY
Income
Brokerage and custody services	2.6	2.5	2.4	(2.6)%	(6.1)%
Funds management	48.3	42.8	38.3	(10.5)%	(20.7)%
Total income	50.8	45.3	40.7	(10.1)%	(19.9)%
Expenses
Brokerage and custody services	(0.2)	(0.2)	(0.2)	(14.8)%	(30.7)%
Others	(0.2)	(0.3)	(0.2)	(22.5)%	30.4%
Total expenses	(0.4)	(0.5)	(0.4)	(19.5)%	(4.4)%
Fee income from financial services, net	50.4	44.8	40.3	(10.0)%	(20.0)%

Net fee income from financial services was S/ 40.3 million in 3Q22, a decrease of S/ 4.5 million, or 10.0% when compared to the previous quarter, mainly explained by lower fees from the wealth management segment.

On a YoY basis, net fee income from financial services decreased S/ 10.1 million, or 20.0%, mainly due to lower fees from funds management and the wealth management segment. This was explained by a lower frequency of client transactions, in turn driven by the persistent volatility and uncertainty in the financial markets.

OTHER INCOME

Other income

S/ million	3Q21	2Q22	3Q22	%chg QoQ	%chg YoY
Net gain on sale of financial investments	8.8	(6.8)	(5.5)	(19.1)%	n.m.
Net trading gain (loss)	141.5	(140.8)	(61.9)	(56.0)%	n.m.
Other	(3.7)	0.6	(0.7)	n.m.	(80.7)%
Total other income	146.6	(147.0)	(68.1)	(53.6)%	n.m.

20

Inteligo’s other income (loss) reached S/ -68.1 million in 3Q22, compared to a loss of S/ -147.0 million in 2Q22, an improvement but still negative results mainly attributable to a mark-to-market loss, in turn associated with negative global market trends. The YoY reversion in net trading gain also explained the negative performance in other income when compared with 3Q21.

OTHER EXPENSES

Other expenses

S/ million	3Q21	2Q22	3Q22	%chg QoQ	%chg YoY
Salaries and employee benefits	(21.9)	(21.1)	(20.6)	(2.2)%	(5.8)%
Administrative expenses	(10.4)	(11.3)	(10.1)	(10.1)%	(2.6)%
Depreciation and amortization	(3.9)	(3.7)	(3.7)	1.0%	(5.2)%
Other	(0.6)	(0.4)	(0.2)	(33.7)%	(61.9)%
Total other expenses	(36.8)	(36.4)	(34.7)	(4.6)%	(5.8)%
Efficiency ratio	16.2%	n.m.	n.m.

Other expenses reached S/ 34.7 million in 3Q22, a decrease of S/ 1.7 million or 4.6% QoQ, mainly due to lower personnel and administrative expenses.

On a yearly basis, other expenses decreased S/ 2.1 million, or 5.8% YoY, mainly as a result of S/ 1.3 million lower personnel expenses and S/ 0.3 million lower administrative expenses.

21

Izipay

SUMMARY

Izipay’s profits were S/ 11.7 million in 3Q22, which represented a decrease of 6.4% QoQ and 22.6% YoY.

In 3Q22, quarterly growth in net fee income from financial services was paired with higher administrative expenses related to further customer acquisition.

The annual performance in net profit was mainly explained by 11.0% growth in net fee income from financial services, in turn related to higher income from payments acquirer where the number of merchants and monetary transactions grew 65.0% and 41.0%, respectively. These developments came together with a 22.2% increase in other expenses, mainly due to higher administrative expenses given the sharp rise in business activity.

Izipay’s ROE was 23.6% in 3Q22, lower than the 26.9% and 41.2% reported in 2Q22 and 3Q21, respectively.

Payments Segment’s P&L Statement (1)

S/ million	3Q21	2Q22	3Q22	%chg QoQ	%chg YoY
Interest and similar income	0.0	0.2	0.5	n.m.	n.m.
Interest and similar expenses	(0.6)	(0.5)	(0.4)	(18.7)%	(37.4)%
Net interest and similar income	(0.6)	(0.3)	0.1	n.m.	n.m.
Fee income from financial services, net	76.5	81.0	84.9	4.8%	11.0%
Payments acquirer	116.1	151.0	167.6	11.0%	44.3%
Correspondent banking	11.3	10.7	12.1	13.3%	7.2%
Credit cards processor	7.6	7.5	7.5	0.2%	(2.0)%
Service Cost	(58.6)	(88.2)	(102.3)	16.0%	74.6%
Other income	10.1	8.5	8.6	1.6%	(14.5)%
Other expenses	(62.6)	(70.5)	(76.5)	8.5%	22.2%
Income before translation result and income tax	23.4	18.8	17.1	(8.8)%	(26.8)%
Translation result	(0.2)	1.7	2.6	48.3%	n.m.
Income tax	(8.1)	(8.0)	(8.0)	(0.1)%	(1.2)%
Profit for the period	15.2	12.6	11.7	(6.4)%	(22.6)%
ROE	41.2%	26.9%	23.6%
Efficiency ratio	53.3%	67.2%	69.7%

(1)	Proforma for 3Q21

FEE INCOME FROM FINANCIAL SERVICES, NET

Net fee income from financial services was S/ 84.9 million in 3Q22, an increase of S/ 3.9 million QoQ, or 4.8%, mainly driven by higher income from payments acquirer, partially offset by higher acquirer license fees within the service cost, as a result of increased transactional volumes of foreign-issued cards.

On a YoY basis, net fee income from financial services grew S/ 8.4 million, or 11.0%, mainly explained by higher transactional volumes in the acquirer business that resulted in an increase of 44.3% in income from payments acquirer. This was partially offset by growth in service costs, associated with a higher level of business activity.

22

Fee income from financial services, net

S/ million	3Q21	2Q22	3Q22	%chg QoQ	%chg YoY
Income
Payments acquirer	116.1	151.0	167.6	11.0%	44.3%
Correspondent banking	11.3	10.7	12.1	13.3%	7.2%
Credit cards processor	7.6	7.5	7.5	0.2%	(2.0)%
Total income	135.1	169.2	187.2	10.7%	38.6%
Expenses
Service Cost	(58.6)	(88.2)	(102.3)	16.0%	74.6%
Total expenses	(58.6)	(88.2)	(102.3)	16.0%	74.6%
Fee income from financial services, net	76.5	81.0	84.9	4.8%	11.0%

OTHER EXPENSES

Other expenses reached S/ 76.5 million in 3Q22, an increase of S/ 6.0 million or 8.5% QoQ, mostly due to higher administrative expenses related to customer acquisition.

On a yearly basis, other expenses grew S/ 13.9 million or 22.2% YoY, mainly as a result of higher administrative expenses due to an increase of customer acquisition, as well as higher salaries and benefits to employees.

Other expenses

S/ million	3Q21	2Q22	3Q22	%chg QoQ	%chg YoY
Salaries and employee benefits	(13.6)	(17.1)	(17.6)	3.0%	29.8%
Administrative expenses	(25.7)	(33.2)	(38.6)	16.1%	50.2%
Depreciation and amortization	(6.5)	(9.6)	(9.0)	(5.7)%	38.3%
Other	(16.8)	(10.5)	(11.2)	6.4%	(33.2)%
Total other expenses	(62.6)	(70.5)	(76.5)	8.5%	22.2%
Efficiency ratio	53.3%	67.2%	69.7%

23

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated financial statements as of September 30, 2022 (unaudited), December 31, 2021 (audited) and for the nine-month periods ended September 30, 2022 and 2021 (unaudited)

Interim consolidated financial statements as of September 30, 2022 (unaudited), December 31, 2021 (audited) and for the nine-month periods ended September 30, 2022 and 2021 (unaudited)

Content

Interim consolidated financial statements

Interim consolidated statement of financial position	3

Interim consolidated statement of income	4

Interim consolidated statement of other comprehensive income	5

Interim consolidated statement of changes in equity	6

Interim consolidated statement of cash flows	7

Notes to the interim consolidated financial statements	9

Interim consolidated statement of financial position

As of September 30, 2022 (unaudited) and December 31, 2021 (audited)

	Note	30.09.2022	31.12.2021
		S/(000)	S/(000)
Assets
Cash and due from banks	4(a)
Non-interest bearing		3,664,249	3,931,419
Interest bearing		8,940,067	12,488,242
Restricted funds		337,329	684,804
		12,941,645	17,104,465
Inter-bank funds	4(e)	—	30,002
Financial investments	5	24,899,423	24,547,294
Loans, net:	6
Loans, net of unearned interest		47,128,767	45,070,500
Impairment allowance for loans		(2,034,745)	(2,064,917)
		45,094,022	43,005,583
Investment property	7	1,285,133	1,224,454
Property, furniture and equipment, net		787,610	815,118
Due from customers on acceptances		42,737	152,423
Intangibles and goodwill, net		1,605,801	1,044,749
Other accounts receivable and other assets, net	8	1,835,068	1,887,454
Deferred Income Tax asset, net		215,820	142,367
Total assets		88,707,259	89,953,909
Liabilities and equity
Deposits and obligations	9
Non-interest bearing		9,351,914	9,270,255
Interest bearing		39,927,741	39,627,689
		49,279,655	48,897,944
Inter-bank funds	4(e)	294,051	—
Due to banks and correspondents	10	8,216,619	8,522,849
Bonds, notes and other obligations	11	8,192,940	8,389,672
Due from customers on acceptances		42,737	152,423
Insurance contract liabilities	12	10,037,605	11,958,058
Other accounts payable, provisions and other liabilities	8	3,041,948	2,477,601
Deferred Income Tax liability, net		87,811	—
Total liabilities		79,193,366	80,398,547
Equity, net	13
Equity attributable to IFS’s shareholders:
Capital stock		1,038,017	1,038,017
Treasury stock		(3,363)	(3,363)
Capital surplus		532,771	532,771
Reserves		6,000,000	5,200,000
Unrealized results, net		(733,837)	(168,300)
Retained earnings		2,629,074	2,904,912
		9,462,662	9,504,037
Non-controlling interest		51,231	51,325
Total equity, net		9,513,893	9,555,362
Total liabilities and equity, net		88,707,259	89,953,909

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of income

For the nine-month periods ended September 30, 2022 and 2021 (unaudited)

	Note	30.09.2022	30.09.2021
		S/(000)	S/(000)
Interest and similar income	15	4,187,331	3,368,552
Interest and similar expenses	15	(1,126,675)	(767,212)
Net interest and similar income		3,060,656	2,601,340
Impairment loss on loans, net of recoveries	6(d.1) and (d.2)	(552,507)	(478,950)
(Loss) recovery due to impairment of financial investments	5(c)	(4,574)	30,947
Net interest and similar income after impairment loss		2,503,575	2,153,337
Fee income from financial services, net	16	814,138	600,936
Net gain on foreign exchange transactions		266,816	310,253
Net (loss) gain on sale of financial investments	5(b)	(56,512)	244,916
Net (loss) gain on financial assets at fair value through profit or loss	5(e) and 8(b)	(243,560)	316,177
Net gain on investment property	7(b)	78,903	109,773
Other income	17	359,882	51,769
		1,219,667	1,633,824
Insurance premiums and claims
Net premiums earned	18	512,435	448,191
Net claims and benefits incurred for life insurance contracts and others	18	(636,127)	(699,776)
		(123,692)	(251,585)
Other expenses
Salaries and employee benefits		(661,813)	(595,757)
Administrative expenses		(848,292)	(700,133)
Depreciation and amortization		(243,790)	(204,477)
Other expenses	17	(185,310)	(123,018)
		(1,939,205)	(1,623,385)
Income before translation result and Income Tax		1,660,345	1,912,191
Translation result		(35,575)	(67,708)
Income Tax		(356,758)	(308,672)
Net profit for the period		1,268,012	1,535,811
Attributable to:
IFS’s shareholders		1,260,555	1,529,087
Non-controlling interest		7,457	6,724
		1,268,012	1,535,811
Earnings per share attributable to IFS’s shareholders, basic and diluted (stated in Soles)	19	10.922	13.248
Weighted average number of outstanding shares (in thousands)	19	115,418	115,420

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of other comprehensive income

For the nine-month periods ended September 30, 2022 and 2021 (unaudited)

	30.09.2022	30.09.2021
	S/(000)	S/(000)
Net profit for the period	1,268,012	1,535,811
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
Revaluation of (loss) gains on equity instruments at fair value through other comprehensive income	(41,233)	127,549
Income Tax	203	(56)
Total unrealized (loss) gain that will not be reclassified to the consolidated statement of income	(41,030)	127,493
Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net movement of debt instruments at fair value through other comprehensive income	(2,639,286)	(2,681,991)
Income Tax	11,324	7,456
	(2,627,962)	(2,674,535)
Insurance premiums reserve	2,170,428	1,931,138
Net movement of cash flow hedges	(46,676)	128,227
Income Tax	5,816	(20,223)
	(40,860)	108,004
Translation of foreign operations	(17,146)	148,411
Total unrealized loss to be reclassified to the consolidated statement of income in subsequent periods	(515,540)	(486,982)
Other comprehensive income for the period	(556,570)	(359,489)
Total comprehensive income for the period, net of Income Tax	711,442	1,176,322
Attributable to:
IFS’s shareholders	707,021	1,173,968
Non-controlling interest	4,421	2,354
	711,442	1,176,322

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of changes in equity

For the nine-month periods ended September 30, 2022 and 2021 (unaudited)

						Attributable to IFS’s shareholders
								Unrealized results, net
	Number of shares						Instruments that will not be reclassified to the consolidated statement of income	Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserves	Cash flow hedges reserve	Translation of foreign operations	Retained earnings	Total	Non-controlling interest	Total equity, net
	(in thousands)	(in thousands)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2021	115,447	(24)	1,038,017	(2,769)	532,771	5,200,000	297,212	1,667,103	(1,255,845)	(37,108)	165,411	1,303,317	8,908,109	45,840	8,953,949
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	1,529,087	1,529,087	6,724	1,535,811
Other comprehensive income	—	—	—	—	—	—	127,271	(2,666,437)	1,927,968	107,668	148,411	—	(355,119)	(4,370)	(359,489)
Total comprehensive income	—	—	—	—	—	—	127,271	(2,666,437)	1,927,968	107,668	148,411	1,529,087	1,173,968	2,354	1,176,322
Declared and paid dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(332,096)	(332,096)	—	(332,096)
Purchase of treasury stock, Note 13(b)	—	(5)	—	(545)	—	—	—	—	—	—	—	—	(545)	—	(545)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(328)	(328)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	(169,350)	—	—	—	—	169,350	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	556	556	—	556
Balance as of September 30, 2021	115,447	(29)	1,038,017	(3,314)	532,771	5,200,000	255,133	(999,334)	672,123	70,560	313,822	2,670,214	9,749,992	47,866	9,797,858
Balances as of January 1, 2022	115,447	(29)	1,038,017	(3,363)	532,771	5,200,000	(8,787)	(599,626)	134,150	44,878	261,085	2,904,912	9,504,037	51,325	9,555,362
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	1,260,555	1,260,555	7,457	1,268,012
Other comprehensive income	—	—	—	—	—	—	(40,954)	(2,621,535)	2,166,866	(40,763)	(17,146)	—	(553,532)	(3,036)	(556,568)
Total comprehensive income	—	—	—	—	—	—	(40,954)	(2,621,535)	2,166,866	(40,763)	(17,146)	1,260,555	707,023	4,421	711,444
Declared dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(751,532)	(751,532)	—	(751,532)
Transfer of retained earnings to reserves, Note 13(e)	—	—	—	—	—	800,000	—	—	—	—	—	(800,000)	—	—	—
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,509)	(4,509)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	(12,005)	—	—	—	—	12,005	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	3,134	3,134	(6)	3,128
Balance as of September 30, 2022	115,447	(29)	1,038,017	(3,363)	532,771	6,000,000	(61,746)	(3,221,161)	2,301,016	4,115	243,939	2,629,074	9,462,662	51,231	9,513,893

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of cash flows

For the nine-month periods ended September 30, 2022 and 2021 (unaudited)

	30.09.2022	30.09.2021
	S/(000)	S/(000)
Cash flows from operating activities
Net profit for the period	1,268,012	1,535,811
Plus (minus) adjustments to net profit
Impairment loss on loans, net of recoveries	552,507	478,950
(Loss) recovery due to impairment of financial investments	4,574	(30,947)
Depreciation and amortization	243,790	204,477
Provision for sundry risks	7,376	7,215
(Gain) loss on Deferred Income Tax	(47,980)	80,737
Net loss (gain) on sale of financial investments	56,512	(244,916)
Net loss (gain) of financial assets at fair value through profit or loss	243,560	(316,177)
Net gain for valuation of investment property	(28,750)	(69,219)
Translation result	35,575	67,708
Decrease in accrued interest receivable	10,742	142,673
Decrease in accrued interest payable	(2,589)	(91,133)
Net changes in assets and liabilities
Net increase in loans	(2,542,065)	(1,771,314)
Net increase in other accounts receivable and other assets	(386,018)	(757,436)
Net decrease (increase) in restricted funds	347,791	(65,918)
Increase in deposits and obligations	382,134	3,875,542
Decrease in due to banks and correspondents	(314,532)	(1,290,639)
Increase in other accounts payable, provisions and other liabilities	749,569	2,446,594
Decrease (increase) of investments at fair value through profit or loss	159,469	(607,844)
Net cash provided by operating activities	739,677	3,594,164

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statements of cash flows (continued)

	30.09.2022	30.09.2021
	S/(000)	S/(000)
Cash flows from investing activities
Net purchase of investments at fair value through other comprehensive income and at amortized cost	(3,617,888)	(1,622,721)
Purchase of property, furniture and equipment	(90,551)	(36,367)
Purchase of intangible assets	(130,260)	(104,477)
Purchase of investment property	(21,044)	(127,360)
Net cash used in investing activities	(3,859,743)	(1,890,925)
Cash flows from financing activities
Dividends paid	(751,532)	(332,096)
Payments of bonds, notes and other obligations	(137,900)	(91,000)
Net decrease in receivable inter-bank funds	30,002	18,105
Net increase in payable inter-bank funds	294,051	71,032
Purchase of treasury stock, net	—	(545)
Dividend payments to non-controlling interest	(4,509)	(328)
Lease payments	(116,388)	(81,604)
Net cash used in financing activities	(686,276)	(416,436)
Net (decrease) increase in cash and cash equivalents	(3,806,342)	1,286,803
Foreign exchange (loss) gain on cash and cash equivalents	(18,392)	223,403
Cash and cash equivalents at the beginning of the year	16,416,311	18,145,919
Cash and cash equivalents at the end of the period	12,591,577	19,656,125

The accompanying notes are an integral part of these interim consolidated financial statements.

Notes to the interim consolidated financial statements

As of September 30, 2022 (unaudited) and December 31, 2021 (audited)

1.	Business activity
(a)	Business activity -

Intercorp Financial Services Inc. (henceforth "IFS", “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Peru Ltd. (henceforth “Intercorp Peru”), a holding Company incorporated in 1997 in the Commonwealth of the Bahamas. As of September 30, 2022 and December 31, 2021, Intercorp Peru holds directly and indirectly 70.65 percent of the issued capital stock of IFS, equivalent to 70.64 percent of the outstanding capital stock of IFS.

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of September 30, 2022 and December 31, 2021, IFS holds 99.30 percent of the capital stock of Banco Internacional del Peru S.A.A. – Interbank (henceforth “Interbank”), 99.84 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”), 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”) and 100 percent of the capital stock of Izipay, new subsidiary, acquired in April 2022, see (c).

The operations of Interbank, Interseguro and Izipay are concentrated in Peru, while the operations of Inteligo and its Subsidiaries (Interfondos S.A. Sociedad Administradora de Fondos, Inteligo Sociedad Agente de Bolsa S.A. and Inteligo Bank Ltd.) are mainly concentrated in Peru and Panama.

The interim consolidated financial statements as of September 30, 2022, have been approved by the Audit Committee and Board’s Meeting held on November 07 and November 09, 2022, respectively. The audited consolidated financial statements as of December 31, 2021, were approved by the General Shareholders’ Meeting held on March 31, 2022.

(b)Global pandemic Covid-19 -

(b.1)State of National and Sanitary Emergency

In March 2020, the World Health Organization declared “Covid-19” as a global pandemic, with a significant impact on the world economy. In Peru, the government declared a State of National and Sanitary Emergency with a series of measures that affected both businesses and the population at large. The reopening of economic activities began since mid-2020, through the establishment of targeted measures by region and new rules of social cohabitation.

During 2022, the Peruvian government extended the State of Sanitary Emergency until February 2023 and repealed the State of National Emergency.

(b.2)Economic measures adopted by the Peruvian Government before Covid-19 impact

The Peruvian government implemented extraordinary measures to secure the continuity of the economy’s payment chain. The main measures implemented in the financial system were related to facilities for loans rescheduling (payment deferrals), suspension of counting of past due days, partial or total withdrawal of deposits from compensation from service time accounts, Repo operations with the BCRP and the launching of credit programs guaranteed by the Peruvian Government, such as “Reactiva Peru”.

Under the program “Reactiva Peru”, Interbank granted loans for S/6,617,142,000. As of September 30, 2022, the balance of loans granted under this program amounts to S/3,010,492,000, including accrued interest for S/64,090,000. As of that date, the amount covered by the Peruvian Government amounts to S/2,626,366,000 (as of December 31, 2021, it maintained S/4,976,073,000, including accrued interest for S/79,936,000, out of which S/4,421,999,000 are covered by the Peruvian Government). It should be noted that during 2021, the Peruvian Government established measures aimed to the rescheduling of these loans. As of September 30, 2022 and December 31, 2021, the balance of rescheduled loans under the “Reactiva Peru” program amounts to approximately S/1,707,151,000 and S/1,974,180,000, respectively.

(c)Acquisition of Procesos de Medios de Pago S.A. and Subsidiary (Izipay)

Until March 2022, the Group (through its subsidiary Interbank) held 50 percent of Procesos de Medios de Pago S.A and its subsidiary Izipay S.A.C (hereinafter, “Izipay Group”, “Izipay” or “acquired entities”). In April 2022, IFS acquired the remaining 50 percent of Izipay's share capital, thus completing the 100 percent of Izipay Group's share capital. The amount paid by IFS amounted to US$83,775,000 (equivalent to approximately S/312,647,000).

The acquisition made by IFS was recorded using the “Step acquisition” accounting method, pursuant to IFRS 3 “Business Combinations”. According to this method, the acquirer company must readjust to fair value the previously held equity interest in the acquiree entities. Additionally, assets and liabilities must be recorded at their fair values estimated at the acquisition date, including the identified intangible assets and the resulting goodwill that were not recorded in the statements of financial position of each acquired entity.

As a result of the acquisition of IFS and pursuant to the accounting regulation in force, the previous participation was adjusted to its fair value with an effect of S/222,513,000, recorded in September 2022 and presented in the caption "Other income and (expenses)” of the interim consolidated statement of income, see note 17. The fair values of the acquired entities are presented below:

Fair value of the acquired entities (*)
S/(000)
Assets -
Cash	119,432
Trade accounts receivable and other receivables	178,982
Inventory	13,600
Deferred costs	102,687
Property, furniture and equipment	83,486
Right-of-use assets	6,593
Intangibles	331,421
Other assets	50,399

Liabilities -
Financial obligations	26,251
Trade accounts payable and other payables	319,456
Deferred income	25,190
Other liabilities	6,815
Deferred income tax	122,024
Total net assets	386,864
Goodwill	238,429
Market value of acquired entities	625,293

(*) Corresponds to the fair value of Procesos de Medios de Pago S.A. together with its Subsidiary Izipay S.A.C. on the purchase date (as of March 31, 2022).

2.	Subsidiaries

IFS’s Subsidiaries are the following:

(a)Banco Internacional del Peru S.A.A. - Interbank and Subsidiaries -

Interbank is incorporated in Peru and is authorized by the Superintendence of Banking, Insurance and Private Pension Funds (henceforth “SBS”, by its Spanish acronym) to operate as a universal bank in accordance with Peruvian legislation. The Bank's operations are governed by the General Act of the Banking and Insurance System and Organic Act of the SBS – Act No. 26702 (henceforth “the Banking and Insurance Act”), that establishes the requirements, rights, obligations, restrictions and other operating conditions that financial and insurance entities must comply with in Peru.

As of September 30, 2022, Interbank had 166 offices (189 offices as of December 31, 2021). Additionally, it holds approximately 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Internacional de Títulos Sociedad Titulizadora S.A. - Intertítulos S.T.	Manages securitization funds.
Compañía de Servicios Conexos Expressnet S.A.C.	Services related to credit card transactions or products related to the brand “American Express”.

(b)Interseguro Compañía de Seguros S.A. and Subsidiary -

Interseguro is incorporated in Peru and its operations are governed by the Banking and Insurance Act. It is authorized by the SBS to issue life and general risk insurance contracts.
Interseguro holds participations in Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Peru (henceforth “Patrimonio Fideicometido – Interproperties Peru”), that is a structured entity, incorporated in April 2008, and in which several investors (related parties to the Group) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro included in this structured entity as of September 30, 2022 and December 31, 2021, amounted to S/89,494,000 and S/71,302,000, respectively. For accounting purposes and under IFRS 10 “Consolidated Financial Statements” the assets included in said structure are considered “silos”, because they are ring-fenced parts of the wider structured entity (the Patrimonio Fideicometido - Interproperties Peru). The Group has ownership and decision-making power over these properties and the Group has the exposure or rights to their returns; therefore, the Group has consolidated the silos containing the investment properties that it controls.

(c)Inteligo Group Corp. and Subsidiaries -

Inteligo is an entity incorporated in the Republic of Panama. As of September 30, 2022 and December 31, 2021, it holds 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Inteligo Bank Ltd.

It is incorporated in The Commonwealth of the Bahamas and has a branch established in the Republic of Panama that operates under an international license issued by the Superintendence of Banks of the Republic of Panama. Its main activity is to provide private and institutional banking services, mainly to Peruvian citizens.

Inteligo Sociedad Agente de Bolsa S.A.	Brokerage firm incorporated in Peru.
Inteligo Peru Holding S.A.C.

Financial holding company incorporated in Peru in December 2018.

As of September 30, 2022 and December 31, 2021, it holds 99.99 percent interest in Interfondos S.A. Sociedad Administradora de Fondos, company that manages mutual funds and investment funds.

Entity	Activity

Inteligo USA, Inc.	Incorporated in the United States of America in January 2019 and provides investment consultancy and related services.

(d)Negocios e Inmuebles S.A. and Holding Retail Peru S.A. -

These entities were acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura in year 2017. In April 2021, Negocios e Inmuebles S.A. (absorbing company) merged with Holding Retail Peru S.A. (absorbed company), the latter being extinguished without liquidation. As of September 30, 2022 and December 31, 2021, Negocios e Inmuebles S.A., hold 8.50 percent of Interseguro’s capital stock.

(e)San Borja Global Opportunities S.A.C. -

Its corporate purpose is the marketing of products and services through Internet, telephony or related and it operates under the name of Shopstar (online marketplace), dedicated to the sale of products from different stores locally.

(f)IFS Digital S.A.C. -

Entity incorporated in August 2020, which its corporate purpose is to perform any type of investments and related services.

(g)Procesos de Medios de Pago and Izipay (Izipay) –

Both companies were acquired in April 2022, as detailed in Note 1(c). Procesos de Medios de Pago is dedicated to the development, management and operation of the shared service of transaction processing of credit and debit cards, through the acquirer role for the trademarks MasterCard, Visa and other private trademarks; also, it renders the processing service, through the issuer role, to entities of the financial system. Izipay is dedicated to the facilitation of payments and services, offering its services of technological, operating and safety infrastructure through the affiliation of commercial stores, as well as installation and maintenance of infrastructure for transactions through the electronic commerce modality, interconnected with the networks of payment methods processors.

As indicated in Note 1(c), in April 2022, IFS acquired control of Izipay, becoming its Subsidiary. Since then, Izipay consolidates its financial information together with that of IFS. The investment that Interbank held in Izipay until March 31, 2022, is presented as investments in associates in the accompanying financial statements.

3.	Significant accounting policies

3.1Basis of presentation and use of estimates –

The interim consolidated financial statements as of September 30, 2022 and December 31, 2021, have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the IFS’s audited consolidated financial statements as of December 31, 2021 and 2020 (henceforth “Annual Consolidated Financial Statements”).

The accompanying interim consolidated financial statements have been prepared on the historical cost basis, except for investment property, derivative financial instruments, financial investments at fair value through profit or loss and through other comprehensive income, which have been measured at fair value. The interim consolidated financial statements are presented in Soles, which is the functional currency of the Group, and all values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

The preparation of the interim consolidated financial statements, in accordance with the International Financial Reporting Standards (henceforth “IFRS”) as issued by the International Accounting Standards Board (IASB), requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in the notes to the interim consolidated financial statements.

In that sense, the estimates and criteria are continually assessed and are based on historical experience, as well as other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Existing circumstances and assumptions about future developments, however, may change due to markets’ behavior or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying interim consolidated financial statements are related to the calculation of the impairment of the portfolio of loan and financial investments, the measurement of the fair value of the financial investments and investment property, the assessment of the impairment of goodwill, the liabilities for insurance contracts and measurement of the fair value of derivative financial instruments; also, there are other estimates such as provisions for litigation, the estimated useful life of intangible assets and property, furniture and equipment, the estimation of deferred Income Tax and the determination of the terms and estimation of the interest rate of the lease contracts.

3.2Basis of consolidation –

The interim consolidated financial statements of IFS comprise the financial statements of Intercorp Financial Services Inc. and Subsidiaries. The method adopted by IFS to consolidate financial information with its Subsidiaries is described in Note 3.3 to the Annual Consolidated Financial Statements and has not changed since then, except for the inclusion of the new subsidiary Izipay, as of April 2022.

4.	Cash and due from banks and inter-bank funds
(a)	This caption is made up as follows:

	30.09.2022	31.12.2021
	S/(000)	S/(000)
Cash and clearing (b)	2,371,176	2,363,326
Deposits in the BCRP (b)	7,478,891	10,445,851
Deposits in banks (c)	2,741,510	3,607,134
Accrued interest	12,739	3,350
	12,604,316	16,419,661
Restricted funds (d)	337,329	684,804
Total	12,941,645	17,104,465
(b)

In accordance with rule in force, Interbank is required to maintain a legal reserve to honor its obligations with the public. This reserve is comprised of funds kept in Interbank and in the BCRP and is made up as follows:

	30.09.2022	31.12.2021
	S/(000)	S/(000)
Legal reserve (*)
Deposits in the BCRP	6,483,641	6,366,151
Cash in vaults	2,301,169	2,171,601
Subtotal legal reserve	8,784,810	8,537,752
Non-mandatory reserve
Overnight deposit in BCRP	995,250	—
Cash and clearing	69,780	191,673
Term deposits in BCRP (**)	—	4,079,700
Subtotal non-mandatory reserve	1,065,030	4,271,373
Cash balances not subject to legal reserve	227	52
Total	9,850,067	12,809,177

(*)

The legal reserve funds maintained in the BCRP are non-interest bearing, except for the part that exceeds the minimum reserve required that accrues interest at a nominal annual rate. As of September 30, 2022 and December 31, 2021, the excess in foreign currency accrued interest in US Dollars at an annual average rate of 2.39 and 0.01 percent, respectively. During 2022 and 2021, Interbank did not maintain excess reserves in national currency.

In Group Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

(**)

As of December 31, 2021, corresponded to five term deposits in local currency that Interbank maintained in the BCRP, matured in the first days of January 2022, and accrued interest at an annual interest rate of 2.50 percent.

(c)	Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.

(d)	The Group maintains restricted funds related to:

	30.09.2022	31.12.2021
	S/(000)	S/(000)
Repurchase agreements with BCRP (*)	—	419,410
Derivative financial instruments, Note 8(b)	85,757	121,613
Inter-bank transfers (**)	250,040	141,681
Others	1,532	2,100
Total	337,329	684,804

(*)	As of December 31, 2021, corresponds to deposits maintained in the BCRP which guarantee agreements with said entity; see Note 10(b).

(**)	Funds held at BCRP to guarantee transfers made through the Electronic Clearing House ("CCE", by its Spanish acronym).

Cash and cash equivalents presented in the consolidated statements of cash flows exclude the restricted funds and accrued interest.

(e)	Inter-bank funds

These are loans made between financial institutions with maturity, in general, minor than 30 days. As of December 31, 2021, Inter-bank funds assets accrue interest at an annual rate of 2.50 percent in national currency and do not have specific guarantees. As of September 30, 2022, Inter-bank funds liabilities accrue interest at an annual rate 6.46 percent in national currency and do not have specific guarantees.

5.	Financial investments
(a)	This caption is made up as follows, as of September 30, 2022 and December 31, 2021:

	30.09.2022	31.12.2021
	S/(000)	S/(000)
Debt instruments measured at fair value through other comprehensive income (b) and (c)	18,670,425	17,629,787
Investments at amortized cost (d)	3,238,115	3,225,174
Investments at fair value through profit or loss (e)	2,233,349	2,706,271
Equity instruments measured at fair value through other comprehensive income (f)	513,594	623,718
Total financial investments	24,655,483	24,184,950
Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	220,106	291,488
Investments at amortized cost (d)	23,834	70,856
Total	24,899,423	24,547,294

(b)	Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of September 30, 2022
Corporate, leasing and subordinated bonds (*)	8,854,655	2,198	(1,532,699)	7,324,154	Jan-23 / Feb-97	1.96	13.90	4.60	503.48
Sovereign Bonds of the Republic of Peru	7,872,733	—	(1,632,262)	6,240,471	Sep-23 / Feb-55	3.05	8.95	—	—
Variable interest Certificates of Deposit issued by the Central Reserve Bank of Peru	3,999,780	1,168	(642)	4,000,306	Oct-22 / Dec-22	6.78	6.94	—	—
Bonds guaranteed by the Peruvian Government	524,725	1,166	(50,815)	475,076	Oct-24 / Oct-33	3.86	7.54	6.59	11.14
Global Bonds of the Republic of Peru	534,841	—	(65,997)	468,844	Jul-25 / Dec-32	—	—	5.48	6.18
Global Bonds of the Republic of Colombia	86,861	—	(2,936)	83,925	Mar-23 / Feb-24	—	—	5.71	6.02
Others	86,477	—	(8,828)	77,649	Mar-23 / Feb-34	6.84	6.84	3.84	6.63
Total	21,960,072	4,532	(3,294,179)	18,670,425
Accrued interest				220,106
Total				18,890,531

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of December 31, 2021
Corporate, leasing and subordinated bonds (*)	8,125,394	326,929	(300,143)	8,152,180	Jan-22 / Feb-97	0.31	12.48	0.74	23.15
Sovereign Bonds of the Republic of Peru	7,374,357	44	(655,048)	6,719,353	Aug-24 / Feb-55	3.03	6.91	—	—
Variable interest Certificates of Deposit issued by the Central Reserve Bank of Peru	1,440,926	131	(113)	1,440,944	Jan-22 / Mar-22	0.04	0.04	—	—
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	179,815	—	(608)	179,207	Jan-22 / Mar-23	0.31	2.28	—	—
Global Bonds of the Republic of Peru	537,871	—	(11,148)	526,723	Jul-25 / Dec-32	—	—	1.81	2.83
Bonds guaranteed by the Peruvian Government	529,142	7,973	(12,710)	524,405	Oct-24 / Oct-33	3.35	5.51	3.53	7.62
Global Bonds of the Republic of Colombia	88,180	—	(1,205)	86,975	Mar-23 / Feb-24	—	—	1.93	2.48
Total	18,275,685	335,077	(980,975)	17,629,787
Accrued interest				291,488
Total				17,921,275

(*)

As of September 30, 2022 and December 31, 2021, Inteligo holds corporate bonds and mutual funds from different entities for approximately S/259,954,000 and S/391,616,000, respectively, which guarantee loans with Credit Suisse First Boston and Bank J. Safra Sarasin; see Note 10(a).

(c)

The Group, according to the business model applied to these debt instruments, has the capacity to hold these investments for a sufficient period that allows the recovery of the fair value, up to the maximum period for the early recovery or the due date.

Following is the movement of the provision for expected credit loss for these debt instruments, measured at fair value through other comprehensive income:

	30.09.2022	31.12.2021	30.09.2021
	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	41,108	71,560	71,560
New assets originated or purchased	2,929	2,969	475
Assets derecognized or matured (excluding write-offs)	(181)	(3,387)	(850)
Effect on the expected credit loss due to the change of the stage during the year	6,820	15,696	746
Reversal for impairment	(3,688)	(46,257)	(46,216)
Others	(1,306)	81	14,898
Total movement of impairment through profit or loss	4,574	(30,898)	(30,947)
Effect of foreign exchange variation	417	446	564
Expected credit loss at the end of the period	46,099	41,108	41,177

(d)

As of September 30, 2022 and December 31, 2021, investments at amortized cost corresponds to Sovereign Bonds of the Republic of Peru issued in Soles, for an amount of S/3,261,949,000 and S/3,296,030,000, respectively, including accrued interest.

As of September 30, 2022 and December 31, 2021, these investments have maturity dates that range from September 2023 to August 2037, have accrued interest at effective annual rates ranging from 4.29 percent and 6.64 percent, and estimated fair value amounting to approximately S/2,816,564,000 (as of December 31, 2021, their maturity dates ranged from September 2023 to August 2037, accrued interest at effective annual rates between 4.29 percent and 6.58 percent, and its estimated fair value amounted to approximately S/3,181,392,000).

As of September 30, 2022 and December 31, 2021, Interbank keeps loans with the BCRP that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/2,158,482,000 and S/1,643,293,000, respectively; see Note 10(a).

(e)	The composition of financial instruments at fair value through profit or loss is as follows:

	30.09.2022	31.12.2021
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	1,654,725	1,830,098
Listed shares	449,203	651,813
Non-listed shares	74,747	184,973
Debt instruments
Corporate, leasing and subordinated bonds	54,674	39,387
Total	2,233,349	2,706,271

As of September 30, 2022 and December 31, 2021, investments at fair value through profit or loss include investments held for trading for approximately S/233,547,000 and S/282,781,000, respectively; and those assets that are necessarily measured at fair value through profit or loss for approximately S/1,999,802,000 and S/2,423,490,000, respectively.

(f)	As of September 30, 2022 and December 31, 2021, the composition of equity instruments measured at fair value through other comprehensive income is as follow:

	30.09.2022	31.12.2021
	S/(000)	S/(000)
Listed shares (g)	473,621	583,684
Non-listed shares	39,973	40,034
Total	513,594	623,718

As of September 30, 2022 and December 31, 2021, it corresponds to investments in shares in the biological sciences, telecommunications, distribution of machinery, energy, construction, financial and massive consumption sectors that are listed on the domestic and foreign markets.

(g)

In October 2021, IFS sold the 2,396,920 shares it held in InRetail Peru Corp. (a related entity), that represented 2.33 percent of its capital stock, which had been designated at fair value through other comprehensive income. The sale was trade through Lima Stock Exchange, at market value for a total amount of US$84,108,000, equivalent to S/341,646,000. Since the acquisition (2011) and until the sale, the Group had recorded a cumulative gain on valuation for approximately S/270,993,000. In accordance with the provisions of IFRS 9 and considering the classification of this investment; said gain was recorded as a decrease in the caption “Unrealized results, net” and an increase in the caption “Retained earnings” of the consolidated statements of changes in equity.

(h)	Below are debt instruments measured at fair value through other comprehensive income and at amortized cost according to the stages indicated by IFRS 9 as of September 30, 2022 and December 31, 2021:
	30.09.2022
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	9,478,586	—	—	9,478,586
Corporate, leasing and subordinated bonds	6,566,478	757,557	119	7,324,154
Variable interest Certificates of Deposit issued by the BCRP	4,000,306	—	—	4,000,306
Bonds guaranteed by the Peruvian government	475,076	—	—	475,076
Global Bonds of the Republic of Peru	468,844	—	—	468,844
Global Bonds of the Republic of Colombia	—	83,925	—	83,925
Others	77,649	—	—	77,649
Total	21,066,939	841,482	119	21,908,540

	31.12.2021
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	9,944,527	—	—	9,944,527
Corporate, leasing and subordinated bonds	7,342,649	809,531	—	8,152,180
Variable interest Certificates of Deposit issued by the BCRP	1,440,944	—	—	1,440,944
Global Bonds of the Republic of Peru	526,723	—	—	526,723
Bonds guaranteed by the Peruvian government	524,405	—	—	524,405
Global Bonds of the Republic of Colombia	—	86,975	—	86,975
Others	179,207	—	—	179,207
Total	19,958,455	896,506	—	20,854,961

6.	Loans, net
(a)	This caption is made up as follows:

	30.09.2022	31.12.2021
	S/(000)	S/(000)
Direct loans
Loans (*)	36,295,794	35,490,230
Credit cards and other loans (**)	5,923,997	4,814,758
Leasing	1,158,248	1,110,958
Factoring	915,860	867,765
Discounted notes	613,553	572,334
Advances and overdrafts	25,778	40,978
Refinanced loans	288,065	236,520
Past due and under legal collection loans	1,425,396	1,554,679
	46,646,691	44,688,222
Plus (minus)
Accrued interest from performing loans	503,196	404,923
Unearned interest and interest collected in advance	(21,120)	(22,645)
Impairment allowance for loans (d)	(2,034,745)	(2,064,917)
Total direct loans, net	45,094,022	43,005,583
Indirect loans	4,493,983	4,440,458
(*)

As of September 30, 2022 and December 31, 2021, Interbank maintains repo operations of loans represented in securities according to the BCRP’s definition. In consequence, loans provided as guarantee amounts to S/2,604,242,000 and S/4,401,121,00, respectively, and is presented in the caption “Loan, net”, and the related liability is presented in the caption “Due to banks and correspondents” of the consolidated statement of financial position; see Note 10(b).

(**)	As of September 30, 2022 and December 31, 2021, it includes non-revolving consumer loans related to credit card lines for approximately S/3,076,669,000 and S/2,536,448,000, respectively.

(b)	The classification of the direct loan portfolio is as follows (see also Note c.1):

	30.09.2022	31.12.2021
	S/(000)	S/(000)
Commercial loans	21,937,015	22,118,918
Consumer loans	14,133,667	12,514,499
Mortgage loans	9,145,861	8,552,304
Small and micro-business loans	1,430,148	1,502,501
Total	46,646,691	44,688,222

Following is the balance of loans under the “Reactiva Peru” program as of September 30, 2022 and December 31, 2021:

	30.09.2022	31.12.2021
	S/(000)	S/(000)
Commercial loans	2,215,824	3,848,904
Small and micro-business loans	730,579	1,047,233
Total	2,946,403	4,896,137

For purposes of estimating the impairment loss in accordance with IFRS 9, the Group's loans is segmented into homogeneous groups that share similar risk characteristics; the Group determined these 3 types of portfolios: Retail Banking (consumer and mortgage loans), Commercial Banking (commercial loans) and Small Business Banking (loans to small and micro-business).

(c)

As described in further detail in Note 30.1 of the annual audited consolidated financial statements, the Group has applied expert judgment for the calculation of the expected loss. Following is a summary of the main characteristics of the expert judgment applied by the Group to each reported period in this report:

i) Expert judgment applied as of September 30, 2021: consisted of the migration of clients with highest risk from Stage 1 to Stage 2, and from Stage 2 to Stage 3. The migration of loans to higher risk stages lead to the incurrence of higher provision for expected loss; and

ii) Expert judgment applied as of December 31, 2021, and September 30, 2022: consisted of integrating into the model of the expected loss calculation, the effects of uncertainty and risks generated by the current situation as of the reporting date.

The following table shows the credit quality and maximum exposure to credit risk based on the Group's internal credit rating as of September 30, 2022 and December 31, 2021. The amounts presented do not consider impairment.

	30.09.2022				31.12.2021
Direct loans, see (c.1)	Stage 1	Stage 2	Stage 3 (*)	Total (*)	Stage 1	Stage 2	Stage 3 (*)	Total (*)
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	24,539,995	1,136,870	—	25,676,865	33,465,863	428,269	—	33,894,132
Standard grade	3,776,412	939,611	—	4,716,023	4,408,249	371,023	—	4,779,272
Sub-standard grade	11,581,264	1,491,241	—	13,072,505	1,918,709	1,191,914	—	3,110,623
Past due but not impaired	693,670	1,349,094	—	2,042,764	729,660	862,359	—	1,592,019
Impaired
Individually	—	—	39,609	39,609	—	—	41,069	41,069
Collectively	—	—	1,098,925	1,098,925	—	—	1,271,107	1,271,107
Total direct loans	40,591,341	4,916,816	1,138,534	46,646,691	40,522,481	2,853,565	1,312,176	44,688,222

	30.09.2022				31.12.2021
Contingent Credits: Guarantees and stand by letters, import and export letters of credit (substantially, all indirect loans correspond to commercial loans)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)
Not impaired
High grade	828,173	88,192	—	916,365	3,871,575	347,420	—	4,218,995
Standard grade	14,037	47,537	—	61,574	79,334	798	—	80,132
Sub-standard grade	3,001,897	491,355	—	3,493,252	33,453	82,821	—	116,274
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired	—	—	—
Individually	—	—	12,909	12,909	—	—	12,909	12,909
Collectively	—	—	9,883	9,883	—	—	12,148	12,148
Total indirect loans	3,844,107	627,084	22,792	4,493,983	3,984,362	431,039	25,057	4,440,458
(*)

As of September 30, 2022, the maximum exposure to credit risk of the Banking segment for direct loans in Stage 3 amounts to S/1,138,347,000, out of a total amount of S/44,759,277,000 in the direct loan portfolio (as of December 31, 2021, amounted to S/1,308,216,000 out of a total amount of S/43,011,805,000 in the direct loan portfolio). Therefore, as of September 30, 2022, the balance of provisions for said segment amounts to S/2,074,997,000 (as of December 31, 2021, amounted to S/2,102,465,000).

(c.1)The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loans:

	30.09.2022				31.12.2021
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Commercial loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	6,035,781	968,393	—	7,004,174	16,535,489	372,946	—	16,908,435
Standard grade	1,715,599	326,551	—	2,042,150	2,229,068	163,143	—	2,392,211
Sub-standard grade	10,937,293	602,360	—	11,539,653	1,094,980	509,141	—	1,604,121
Past due but not impaired	339,937	632,666	—	972,603	376,301	324,017	—	700,318
Impaired
Individually	—	—	39,609	39,609	—	—	41,069	41,069
Collectively	—	—	338,826	338,826	—	—	472,764	472,764
Total direct loans	19,028,610	2,529,970	378,435	21,937,015	20,235,838	1,369,247	513,833	22,118,918

	30.09.2022				31.12.2021
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Consumer loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	10,447,212	158,195	—	10,605,407	9,365,186	53,219	—	9,418,405
Standard grade	1,087,154	541,075	—	1,628,229	1,386,872	75,474	—	1,462,346
Sub-standard grade	275,422	589,957	—	865,379	527,381	391,980	—	919,361
Past due but not impaired	133,817	455,267	—	589,084	89,186	270,241	—	359,427
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	445,568	445,568	—	—	354,960	354,960
Total direct loans	11,943,605	1,744,494	445,568	14,133,667	11,368,625	790,914	354,960	12,514,499

	30.09.2022				31.12.2021
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Mortgage loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	7,154,698	759	—	7,155,457	6,749,848	1,838	—	6,751,686
Standard grade	849,454	27,944	—	877,398	715,652	43,702	—	759,354
Sub-standard grade	357,304	209,919	—	567,223	287,750	159,549	—	447,299
Past due but not impaired	179,743	125,867	—	305,610	231,610	93,827	—	325,437
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	240,173	240,173	—	—	268,528	268,528
Total direct loans	8,541,199	364,489	240,173	9,145,861	7,984,860	298,916	268,528	8,552,304

	30.09.2022				31.12.2021
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Small and micro-business loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	902,304	9,523	—	911,827	815,340	266	—	815,606
Standard grade	124,205	44,041	—	168,246	76,657	88,704	—	165,361
Sub-standard grade	11,245	89,005	—	100,250	8,598	131,244	—	139,842
Past due but not impaired	40,173	135,294	—	175,467	32,563	174,274	—	206,837
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	74,358	74,358	—	—	174,855	174,855
Total direct loans	1,077,927	277,863	74,358	1,430,148	933,158	394,488	174,855	1,502,501

(d)	The balances of the direct and indirect loan portfolio and the movement of the respective allowance for expected credit loss, calculated according to IFRS 9, is as follows:

(d.1)	Direct loans

	30.09.2022				30.09.2021				31.12.2021
Changes in the allowance for expected credit losses for direct loans, see (d.1.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balances	956,456	404,881	703,580	2,064,917	180,241	1,145,207	1,659,403	2,984,851	2,984,851
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	427,641	—	—	427,641	299,801	—	—	299,801	397,989
Assets matured or derecognized (excluding write-offs)	(80,194)	(40,384)	(27,361)	(147,939)	(94,868)	(52,554)	(39,014)	(186,436)	(224,524)
Transfers to Stage 1	131,173	(128,787)	(2,386)	—	106,105	(104,774)	(1,331)	—	—
Transfers to Stage 2	(245,524)	256,359	(10,835)	—	(119,697)	130,651	(10,954)	—	—
Transfers to Stage 3	(72,667)	(209,469)	282,136	—	(68,740)	(250,806)	319,546	—	—
Impact on the expected credit loss for credits that change stage in the year (*)	(106,426)	231,696	271,195	396,465	(79,892)	61,186	502,077	483,371	(106,741)
Others	(364,087)	95,918	145,370	(122,799)	(100,696)	(43,200)	31,778	(112,118)	333,280
Total	(310,084)	205,333	658,119	553,368	(57,987)	(259,497)	802,102	484,618	400,004
Write-offs	—	—	(699,194)	(699,194)	—	—	(1,337,393)	(1,337,393)	(1,525,094)
Recovery of written–off loans	—	—	117,123	117,123	—	—	139,744	139,744	181,969
Foreign exchange effect	(216)	(355)	(898)	(1,469)	7,457	5,525	13,935	26,917	23,187
Expected credit loss at the end of period	646,156	609,859	778,730	2,034,745	129,711	891,235	1,277,791	2,298,737	2,064,917

(*)

With the purpose of reflecting the impact of the uncertainty due to the Covid-19 pandemic, see Note 1(b), during 2022 and 2021, the Group decided to apply its expert judgment in determining the expected credit loss, see Note 30.1(d.7) to the annual audited consolidated financial statements.

(d.1.1) The following tables show the movement of the allowance for expected credit losses for each classification of the direct loan portfolio:

	30.09.2022				30.09.2021				31.12.2021
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	100,874	60,100	182,467	343,441	71,272	98,040	68,448	237,760	237,760
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	31,242	—	—	31,242	43,818	—	—	43,818	30,045
Assets derecognized or matured (excluding write-offs)	(10,053)	(7,259)	(9,137)	(26,449)	(29,736)	(10,397)	(1,751)	(41,884)	(48,459)
Transfers to Stage 1	31,051	(30,398)	(653)	—	10,672	(10,672)	—	—	—
Transfers to Stage 2	(19,273)	20,155	(882)	—	(28,447)	28,447	—	—	—
Transfers to Stage 3	(2,827)	(49,780)	52,607	—	(4,634)	(11,702)	16,336	—	—
Impact on the expected credit loss for credits that change stage in the year (*)	(26,476)	14,466	(5,006)	(17,016)	(5,507)	31,360	54,169	80,022	171,697
Others	(18,025)	60,503	(25,912)	16,566	4,428	(40,317)	(425)	(36,314)	(36,542)
Total	(14,361)	7,687	11,017	4,343	(9,406)	(13,281)	68,329	45,642	116,741
Write-offs	—	—	(57,319)	(57,319)	—	—	(22,223)	(22,223)	(27,392)
Recovery of written–off loans	—	—	1,076	1,076	—	—	739	739	1,404
Foreign exchange effect	(361)	(409)	(664)	(1,434)	6,683	4,367	6,516	17,566	14,928
Expected credit loss at the end of period	86,152	67,378	136,577	290,107	68,549	89,126	121,809	279,484	343,441

(*)

With the purpose of reflecting the impact of the uncertainty due to the Covid-19 pandemic, see Note 1(b), during 2022 and 2021, the Group decided to apply its expert judgment in determining the expected credit loss, see Note 30.1(d.7) to the annual audited consolidated financial statements.

	30.09.2022				30.09.2021				31.12.2021
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	802,421	263,219	336,041	1,401,681	85,321	901,602	1,426,470	2,413,393	2,413,393
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	357,570	—	—	357,570	244,831	—	—	244,831	348,647
Assets derecognized or matured (excluding write-offs)	(66,676)	(29,009)	(7,976)	(103,661)	(61,914)	(39,240)	(24,779)	(125,933)	(152,520)
Transfers to Stage 1	50,251	(49,205)	(1,046)	—	67,125	(65,954)	(1,171)	—	—
Transfers to Stage 2	(203,559)	207,111	(3,552)	—	(69,918)	75,346	(5,428)	—	—
Transfers to Stage 3	(63,677)	(108,165)	171,842	—	(59,389)	(217,246)	276,635	—	—
Impact on the expected credit loss for credits that change stage in the year (*)	(39,514)	197,581	355,869	513,936	(55,129)	(7,432)	392,980	330,419	(429,660)
Others	(334,337)	(1,825)	93,664	(242,498)	(100,590)	46,529	32,046	(22,015)	459,139
Total	(299,942)	216,488	608,801	525,347	(34,984)	(207,997)	670,283	427,302	225,606
Write-offs	—	—	(590,302)	(590,302)	—	—	(1,250,335)	(1,250,335)	(1,414,948)
Recovery of written–off loans	—	—	109,176	109,176	—	—	135,449	135,449	175,287
Foreign exchange effect	1	33	4	38	36	503	1,988	2,527	2,343
Expected credit loss at the end of period	502,480	479,740	463,720	1,445,940	50,373	694,108	983,855	1,728,336	1,401,681

(*)

With the purpose of reflecting the impact of the uncertainty due to the Covid-19 pandemic, see Note 1(b), during 2022 and 2021, the Group decided to apply its expert judgment in determining the expected credit loss, see Note 30.1(d.7) to the annual audited consolidated financial statements.

	30.09.2022				30.09.2021				31.12.2021
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	12,669	42,681	99,850	155,200	11,123	62,782	114,079	187,984	187,984
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	1,750	—	—	1,750	2,627	—	—	2,627	2,357
Assets derecognized or matured (excluding write-offs)	(359)	(510)	(8,764)	(9,633)	(1,463)	(751)	(10,451)	(12,665)	(15,754)
Transfers to Stage 1	5,080	(5,080)	—	—	3,095	(3,095)	—	—	—
Transfers to Stage 2	(563)	4,487	(3,924)	—	(3,991)	9,515	(5,524)	—	—
Transfers to Stage 3	(185)	(1,110)	1,295	—	(1,089)	(1,730)	2,819	—	—
Impact on the expected credit loss for credits that change stage in the year (*)	(4,637)	3,889	7,476	6,728	(2,719)	(1,006)	9,275	5,550	(35,772)
Others	12,930	(14,786)	(6,758)	(8,614)	(4,146)	(7,297)	1,988	(9,455)	13,055
Total	14,016	(13,110)	(10,675)	(9,769)	(7,686)	(4,364)	(1,893)	(13,943)	(36,114)
Write-offs	—	—	(2,161)	(2,161)	—	—	(2,065)	(2,065)	(2,419)
Recovery of written–off loans	—	—	—	—	—	—	—	—	—
Foreign exchange effect	150	26	(257)	(81)	681	649	5,304	6,634	5,749
Expected credit loss at the end of period	26,835	29,597	86,757	143,189	4,118	59,067	115,425	178,610	155,200

	30.09.2022				30.09.2021				31.12.2021
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	40,492	38,881	85,222	164,595	12,525	82,783	50,406	145,714	145,714
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	37,079	—	—	37,079	8,525	—	—	8,525	16,940
Assets derecognized or matured (excluding write-offs)	(3,106)	(3,606)	(1,484)	(8,196)	(1,755)	(2,166)	(2,033)	(5,954)	(7,791)
Transfers to Stage 1	44,791	(44,104)	(687)	—	25,213	(25,053)	(160)	—	—
Transfers to Stage 2	(22,129)	24,606	(2,477)	—	(17,341)	17,343	(2)	—	—
Transfers to Stage 3	(5,978)	(50,414)	56,392	—	(3,628)	(20,128)	23,756	—	—
Impact on the expected credit loss for credits that change stage in the year (*)	(35,799)	15,760	(87,144)	(107,183)	(16,537)	38,264	45,653	67,380	186,994
Others	(24,655)	52,026	84,376	111,747	(388)	(42,115)	(1,831)	(44,334)	(102,372)
Total	(9,797)	(5,732)	48,976	33,447	(5,911)	(33,855)	65,383	25,617	93,771
Write-offs	—	—	(49,412)	(49,412)	—	—	(62,770)	(62,770)	(80,335)
Recovery of written–off loans	—	—	6,871	6,871	—	—	3,556	3,556	5,278
Foreign exchange effect	(6)	(5)	19	8	57	6	127	190	167
Expected credit loss at the end of period	30,689	33,144	91,676	155,509	6,671	48,934	56,702	112,307	164,595

(*)

With the purpose of reflecting the impact of the uncertainty due to the Covid-19 pandemic, see Note 1(b), during 2022 and 2021, the Group decided to apply its expert judgment in determining the expected credit loss, see Note 30.1(d.7) to the annual audited consolidated financial statements.

(d.2)	Indirect loans (substantially, all indirect loans correspond to commercial loans)

	30.09.2022				30.09.2021				31.12.2021
Changes in the allowance for expected credit losses for indirect loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balances	8,594	18,492	13,243	40,329	15,741	18,945	23,037	57,723	57,723
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	5,802	—	—	5,802	5,668	—	—	5,668	4,016
Assets derecognized or matured	(4,540)	(1,692)	(924)	(7,156)	(6,302)	(1,126)	(9,861)	(17,289)	(19,950)
Transfers to Stage 1	105	(105)	—	—	79	(79)	—	—	—
Transfers to Stage 2	(793)	793	—	—	(393)	404	(11)	—	—
Transfers to Stage 3	—	(41)	41	—	(548)	(294)	842	—	—
Impact on the expected credit loss for credits that change stage in the year (*)	(81)	687	(101)	505	(44)	6,415	593	6,964	1,085
Others	691	(165)	(538)	(12)	(393)	1,377	(1,995)	(1,011)	(3,578)
Total	1,184	(523)	(1,522)	(861)	(1,933)	6,697	(10,432)	(5,668)	(18,427)
Foreign exchange effect	194	1,061	(8)	1,247	901	483	63	1,447	1,033
Expected credit loss at the end of period, Note 10(a)	9,972	19,030	11,713	40,715	14,709	26,125	12,668	53,502	40,329

(*)

With the purpose of reflecting the impact of the uncertainty due to the Covid-19 pandemic, see Note 1(b), during 2022 and 2021, the Group decided to apply its expert judgment in determining the expected credit loss, see Note 30.1(d.7) to the annual audited consolidated financial statements.

7.	Investment property
(a)	This caption is made up as follows:

	30.09.2022	31.12.2021	Acquisition or construction year	Valuation methodology as of September 30, 2022 and December 31, 2021
	S/(000)	S/(000)
Land
San Isidro – Lima	273,916	281,535	2009	Appraisal
San Martín de Porres – Lima	83,550	66,408	2015	Appraisal
Nuevo Chimbote	35,420	33,863	2021	Appraisal
Others	58,244	47,404	-	Appraisal/Cost
	451,130	429,210
Completed investment property - “Real Plaza” Shopping Malls
Talara	29,674	32,554	2015	DCF
	29,674	32,554
Buildings
Ate Vitarte – Lima	156,553	116,432	2006	DCF/Appraisal
Orquídeas - San Isidro – Lima	141,535	153,452	2017	DCF
Piura	125,566	116,595	2008/2020	DCF/Appraisal
Paseo del Bosque (d)	99,941	105,398	2021	DCF
Chorrillos – Lima	76,637	67,043	2017	DCF
Chimbote	45,934	44,212	2015	DCF
Maestro-Huancayo	32,951	31,965	2017	DCF
Cusco	28,001	30,852	2017	DCF
Others	97,211	96,741	-	DCF
	804,329	762,690

Total	1,285,133	1,224,454

DCF: Discounted cash flow

(i)	As of September 30, 2022 and December 31, 2021, there are no liens on investment property.

(b)	The net gain on investment properties as of September 30, 2022 and 2021, consists of the following:

	30.09.2022	30.09.2021
	S/(000)	S/(000)
Income from rental	50,153	40,554
Net gain on valuation	28,750	69,219
Total	78,903	109,773

(c)	The movement of the caption as of September 30, 2022 and 2021, is as follows:

	30.09.2022	30.09.2021
	S/(000)	S/(000)
Beginning of period balances	1,224,454	1,043,978
Additions (d)	21,044	127,360
Valuation gain	28,750	69,219
Net transfers	10,885	1,615
Balances as of September 30	1,285,133	1,242,172
Balances as of December 31, 2021		1,224,454

(d)	For the year 2021, it mainly corresponds to the purchase of the “Paseo del Bosque” building.

8.	Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities
(a)	These captions are comprised of the following:

	30.09.2022	31.12.2021
	S/(000)	S/(000)
Other accounts receivable and other assets
Financial instruments
Accounts receivable related to derivative financial instruments (b)	675,361	793,361
Other accounts receivable, net	557,208	455,060
Operations in process	140,137	86,193
Accounts receivable from sale of investments	92,220	12,366
Assets for technical reserves for claims and premiums by reinsurers	36,283	53,104
Others	28,471	22,749
	1,529,680	1,422,833
Non-financial instruments
Deferred charges	202,822	75,316
Realizable assets, received as payment and seized through legal actions	27,299	26,871
Payments in advance of Income Tax	25,688	255,437
Investments in associates	21,869	99,767
Prepaid rights to related entity	3,399	3,399
Others	24,311	3,831
	305,388	464,621
Total	1,835,068	1,887,454
Other accounts payable, provisions and other liabilities
Financial instruments
Other accounts payable	921,849	547,747
Contract liability with investment component	859,617	736,637
Accounts payable related to derivative financial instruments (b)	319,445	413,797
Operations in process	185,002	169,515
Workers’ profit sharing and salaries payable	160,940	113,874
Lease liabilities	121,093	234,946
Accounts payable for acquisitions of investments	110,588	17,817
Allowance for indirect loan losses, Note 6(d.2)	40,715	40,329
Accounts payable to reinsurers and coinsurers	7,283	4,215
	2,726,532	2,278,877
Non-financial instruments
Taxes payable	164,476	76,823
Provision for other contingencies	72,888	64,935
Deferred income	72,320	46,145
Others	5,732	10,821
	315,416	198,724
Total	3,041,948	2,477,601

(b)	The following table presents, as of September 30, 2022 and December 31, 2021, the fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts:

	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
As of September 30, 2022	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	42,672	46,280	4,271,213	—	Between October 2022 and November 2023	-	-
Interest rate swaps	72,770	40,788	2,370,342	—	Between October 2022 and June 2036	-	-
Currency swaps	129,852	144,780	2,600,404	—	Between October 2022 and March 2029	-	-
Cross currency swaps	—	86,241	234,314	—	January 2023	-	-
Options	455	1,356	81,682	—	Between October 2022 and September 2023	-	-
	245,749	319,445	9,557,955	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	323,294	—	1,755,621	(14,586)	January 2023	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	103,521	—	597,600	(26,961)	October 2027	Senior bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	2,797	—	119,430	784	August 2024	Due to banks	Due to banks and correspondents
	429,612	—	2,472,651	(40,763)
	675,361	319,445	12,030,606	(40,763)

	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
As of December 31, 2021	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	53,421	128,250	8,631,830	—	Between January 2022 and December 2022	-	-
Interest rate swaps	40,139	30,325	2,969,027	—	Between January 2022 and June 2036	-	-
Currency swaps	220,979	162,917	4,162,325	—	Between January 2022 and April 2028	-	-
Cross currency swaps	—	92,299	234,667	—	January 2023	-	-
Options	—	6	1,816	—	Between January 2022 and June 2022	-	-
	314,539	413,797	15,999,665	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	343,535	—	1,758,267	37,251	January 2023	Corporate bonds	Bonds, notes and other obligations
Cross currency swaps (CCS)	135,287	—	599,700	44,735	October 2027	Senior bonds	Bonds, notes and other obligations
	478,822	—	2,357,967	81,986
	793,361	413,797	18,357,632	81,986

(i)	As of September 30, 2022 and December 31, 2021, certain derivative financial instruments hold collateral deposits; see Note 4(d).
(ii)

For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness as of September 30, 2022 and December 31, 2021. During the year 2022 and 2021, there were no discontinued hedges accounting.

(iii)

Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedging accounting requirements.

9.	Deposits and obligations
(a)	This caption is made up as follows:

	30.09.2022	31.12.2021
	S/(000)	S/(000)
Saving deposits	21,331,414	22,541,822
Demand deposits	15,572,308	14,433,164
Time deposits	11,454,887	10,954,233
Compensation for service time (c)	906,980	962,596
Other obligations	14,066	6,129
Total	49,279,655	48,897,944

(b)	Rates applied to deposits and obligations are determined based on the market interest rates.
(c)

In May 2022, through Act No. 31480 “Act Authorizing the Withdrawal of Severance Indemnities to Cover Economic Needs Caused by the Covid-19 Pandemic”, the Peruvian government authorized clients to withdraw the 100 percent of these deposits accumulated until December 31, 2023. As part of this benefit, as of September 30, 2022; 200,187 clients withdrew approximately S/393,803,000.

In April 2021, through Act No. 31171, the Peruvian government authorized clients to withdraw the 100 percent of these deposits accumulated until December 31, 2021. As part of this benefit, as of December 31, 2021, 242,000 customers withdrew approximately S/1,630,000,000.

(d)	As of September 30, 2022 and December 31, 2021, approximately S/18,345,261,000 and S/17,180,174,000, respectively, of deposits and obligations are covered by the Peruvian Deposit Insurance Fund.
10.	Due to banks and correspondents
(a)	This caption is comprised of the following:

	30.09.2022	31.12.2021
	S/(000)	S/(000)
By type -
Banco Central de Reserva del Peru (b)	5,598,068	6,332,527
Promotional credit lines	1,742,876	1,595,405
Loans received from foreign entities	461,796	322,947
Loans received from Peruvian entities	360,402	226,713
	8,163,142	8,477,592
Interest and commissions payable	53,477	45,257
	8,216,619	8,522,849
By term -
Short term	2,308,583	1,068,838
Long term	5,908,036	7,454,011
Total	8,216,619	8,522,849

(b)

As part of the exceptional measures implemented to mitigate the financial and economic impact generated by the Covid-19 pandemic, see Note 1(b), the BCRP issued a series of regulations related to the loans repurchase agreements. In this sense, as of September 30, 2022, Interbank took in repurchase agreements of loan portfolio for an amount of S/42,461,000 (S/4,183,571,000 as of December 31, 2021).

As of September 30, 2022, include repurchase operations on loans represented by securities according to which Interbank received a debit in local currency for approximately S/2,598,663,000 (S/4,389,903,000 as of December 31, 2021), and gives to commercial and micro and small business loans as guarantee; see Note 6(a).

11.	Bonds, notes and other obligations

(a)This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Interest payment	Maturity	Amount issued	30.09.2022	31.12.2021
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – first program
Eighth (A series)	Interbank	6.91%	Semi-annually	2022	S/137,900	—	137,900
						—	137,900
Subordinated bonds – second program
Second (A series)	Interbank	5.81%	Semi-annually	2023	S/150,000	149,983	149,938
Third (A series)	Interbank	7.50%	Semi-annually	2023	US$50,000	198,940	199,175
						348,923	349,113
Subordinated bonds – third program
Third - single series	Interseguro	4.84%	Semi-annually	2030	US$25,000	99,525	99,675
First - single series	Interseguro	6.00%	Semi-annually	2029	US$20,000	79,554	79,663
Second - single series	Interseguro	4.34%	Semi-annually	2029	US$20,000	79,620	79,740
						258,699	259,078
Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC (*)	Semi-annually	2029	S/150,000	150,000	150,000
Total local issuances						757,622	896,091
International issuances
Subordinated bonds	Interbank	4.000%	Semi-annually	2030	US$300,000	1,187,298	1,188,394
Corporate bonds	Interbank	5.000%	Semi-annually	2026	S/312,000	311,503	311,401
Corporate bonds	Interbank	3.250%	Semi-annually	2026	US$400,000	1,583,561	1,584,288
Corporate bonds	Interbank	3.375%	Semi-annually	2023	US$484,895	1,924,911	1,912,330
Subordinated bonds	Interbank	6.625%	Semi-annually	2029	US$300,000	1,192,498	1,193,461
Senior bonds	IFS	4.125%	Semi-annually	2027	US$300,000	1,120,282	1,178,000
Total international issuances						7,320,053	7,367,874
Total local and international issuances						8,077,675	8,263,965
Interest payable						115,265	125,707
Total						8,192,940	8,389,672

(*)	The Spanish term “Valor de actualización constante” is referred to amounts in Soles indexed by inflation.

(b)

The international issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters, which have been met in the opinion of the Group's Management and its legal advisors.

12.	Insurance contract liabilities
(a)This caption is comprised of the following:

	30.09.2022	31.12.2021
	S/(000)	S/(000)
Technical reserves for insurance premiums (b)	9,840,119	11,735,995
Technical reserves for claims (c)	197,486	222,063
	10,037,605	11,958,058
By term -
Short term	1,014,056	949,512
Long term	9,023,549	11,008,546
Total	10,037,605	11,958,058

(b)The movement of technical reserves for insurance premiums (disclosed by type of insurance) as of September 30, 2022 and 2021, is as follows:
	30.09.2022						30.09.2021
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	9,923,679	618,452	892,992	40,762	260,110	11,735,995	10,448,455	745,292	746,171	38,015	320,142	12,298,075
Insurance subscriptions	256,168	—	2,541	38,942	—	297,651	315,043	115	1,769	28,763	—	345,690
Time passage adjustments	(2,034,357)	(96,353)	72,731	(28,992)	(47,859)	(2,134,830)	(1,770,284)	(191,920)	106,401	(28,618)	(94,745)	(1,979,166)
Maturities and recoveries	—	—	(47,181)	—	—	(47,181)	—	—	(47,653)	—	—	(47,653)
Exchange differencies	(9,243)	—	(2,336)	62	1	(11,516)	476,506	—	97,640	648	112	574,906
End of period	8,136,247	522,099	918,747	50,774	212,252	9,840,119	9,469,720	553,487	904,328	38,808	225,509	11,191,852
Balance as of December 31							9,923,679	618,452	892,992	40,762	260,110	11,735,995

(c)	The main assumptions used in the estimation of retirement, disability and survival annuities and individual life reserves as of September 30, 2022 and December 31, 2021, are the following:

Type	Mortality table		Interest rate
	30.09.2022	31.12.2021	30.09.2022	31.12.2021
Annuities and Lifetime RPP	SPP-S-2017, SPP-I-2017		6.56% in US$	3.70% in US$
	with improvement factor for mortality		5.87% in S/ VAC 8.93% adjustable in S/	3.77% in S/ VAC 6.84% adjustable in S/
Retirement, disability and survival	SPP-S-2017, SPP-I-2017 with improvement factor for mortality		5.87% in S/ VAC	3.77% in S/ VAC
SCTR insurance	SPP-S-2017, SPP-I-2017 with improvement factor for mortality		5.87% in S/ VAC	3.77% in S/ VAC
Individual life insurance contracts (included linked insurance contracts)	CSO 80 adjustable		4.00 - 5.00%	4.00 - 5.00%

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by life insurance risks; the main variables as of September 30, 2022 and December 31, 2021, are the interest rates and the mortality tables. The Group has assessed the changes of the reserves related to its most significant life insurance contracts included in the reserves of annuities, retirement, disability and survival of +/- 100 basis points (bps) in the interest rates and of +/- 500 basis points (bps) of the mortality factors, being the results as follows:

	30.09.2022			31.12.2021
		Variation in reserves			Variation in reserves
	Reserves	Amount	Percentage	Reserves	Amount	Percentage
	S/(000)	S/(000)%		S/(000)	S/(000)%
Annuities -
Portfolio in S/ and US Dollars - basis amount
Changes in interest rate: + 100 bps	7,498,696	(637,551)	(7.84)	8,995,287	(928,392)	(9.37)
Changes in interest rate: - 100 bps	8,884,138	747,891	9.19	11,041,604	1,117,925	11.27
Changes in mortality table at 105%	8,071,814	(64,433)	(0.79)	9,823,769	(99,910)	(1.01)
Changes in mortality table at 95%	8,203,215	66,968	0.82	10,028,431	104,752	1.06
Retirements, disability and survival -
Portfolio in S/ – basis amount
Changes in interest rate: + 100 bps	478,921	(43,178)	(8.27)	557,818	(60,634)	(9.80)
Changes in interest rate: - 100 bps	573,153	51,053	9.78	691,971	73,519	11.89
Changes in mortality table at 105%	516,851	(5,248)	(1.01)	611,223	(7,229)	(1.17)
Changes in mortality table at 95%	527,569	5,470	1.05	626,020	7,568	1.22
SCTR insurance -
Portfolio in S/ – basis amount
Changes in interest rate: + 100 bps	191,530	(20,722)	(9.76)	228,990	(31,120)	(11.96)
Changes in interest rate: - 100 bps	237,654	25,401	11.97	299,710	39,600	15.22
Changes in mortality table at 105%	210,982	(1,270)	(0.60)	258,161	(1,949)	(0.75)
Changes in mortality table at 95%	213,569	1,316	0.62	262,143	2,033	0.78

13.	Equity
(a)	Capital stock and distribution of dividends -

IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are listed also on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share. As of September 30, 2022 and December 31, 2021, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in common shares.

The General Shareholders’ Meeting of IFS held on March 31, 2022, agreed to distribute dividends charged to profits for the year 2021 for approximately US$202,025,000 (equivalent to approximately S/751,532,000); equivalent to US$1.75 per share, which were paid on May 6, 2022.

The General Shareholders’ Meeting of IFS held on March 31, 2021, agreed to distribute dividends charged to profits for the year 2020 for approximately US$88,891,000 (equivalent to approximately S/332,096,000); equivalent to US$0.77 per share, which were paid on May 6, 2021. Also, in Shareholders’ Meeting of IFS held on November 24, 2021, agreed to distribute extraordinary dividends for approximately US$75,038,000 (equivalent to approximately S/301,757,000); equivalent to US$0.65 per share, which was paid on December 20, 2021.

(b)     Treasury stock -

As of September 30, 2022 and December 31, 2021, the Company and some Subsidiaries jointly hold 30,074 shares issued by IFS, with an acquisition cost equivalent to S/3,363,000.

(c)  Capital surplus -

Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019. Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

(d)	Shareholders’ equity for legal purposes (regulatory capital) -

IFS is not required to establish a regulatory capital for statutory purposes. As of September 30, 2022 and December 31, 2021, the regulatory capital required for Interbank, Interseguro and Inteligo Bank (a Subsidiary of Inteligo Group Corp.), is calculated based on the separate financial statement of each Subsidiary and prepared following the requirements by their regulators (the SBS or the Central Bank of the Bahamas, in the case of Inteligo Bank).

(e)	Reserves -

The General Shareholders’ Meeting of IFS held on March 31, 2022, agreed to constitute reserves for S/800,000,000 charged to “Retained earnings”.

14.	Tax situation
(a)

IFS and its Subsidiaries incorporated and domiciled in the Republic of Panama and the Commonwealth of the Bahamas (see Note 2), are not subject to any Income Tax, or any other taxes on capital gains, equity or property. The Subsidiaries incorporated and domiciled in Peru (see Note 2) are subject to the Peruvian Tax legislation; see paragraph (c).

Peruvian life insurance companies are exempt from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and annuities from the Private Pension Fund Administration System; as well as income generated through assets related to life insurance contracts with savings component.

In Peru, all income from Peruvian sources obtained from the direct or indirect sale of shares of stock capital representing participation of legal persons domiciled in the country are subject to income tax. For that purpose, an indirect sale shall be considered to have occurred when shares of stock or ownership interests of a legal entity are sold and this legal entity is not domiciled in the country and, in turn, is the holder — whether directly or through other legal entity or entities — of shares of stock or ownership interests of one or more legal entities domiciled in the country, provided that certain conditions established by law occur.

In this sense, the Act states that an assumption of indirect transfer of shares arises when in any of the 12 months prior to disposal, the market value of shares or participations of the legal person domiciled is equivalent to 50 percent or more of the market value of shares or participations of the legal person non-domiciled. Additionally, as a concurrent condition, it is established that in any period of 12 months shares or participations representing 10 percent or more of the capital of legal persons non-domiciled be disposal.

(b)

Legal entities or individuals not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. The corresponding tax is withheld by the entity that distributes the dividends. In this regard, since IFS controls the entities that distribute the dividends, it records the amount of Income Tax on dividends as expense of the financial year of the dividends received. In this sense, as of September 30, 2022 and 2021, the Company has recorded a provision for S/23,348,000 and S/19,855,000, respectively, in the caption “Income Tax” of the interim consolidated statement of income.
(c)

IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of September 30, 2022 and December 31, 2021, was 29.5 percent, over the taxable income.

(d)

The Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to perform tax audit procedures for up to four years subsequent to the date at which the tax return regarding a taxable period must be filed.

Below are the taxable periods subject to review by the Tax Authority as of September 30, 2022:

- Interbank: Income Tax returns for the years 2017 to 2021, and Value-Added-Tax returns for the years 2017 to 2021.

-	Interseguro: Income Tax returns for the years 2017 to 2021, and Value-Added-Tax returns for the years 2017 to 2021.

- Seguros Sura: Income Tax returns for the years 2017 to 2018, and Value-Added-Tax returns for the years 2017 to 2018.

- Procesos de Medios de Pago: Income Tax returns for the years 2017 to 2021, and Value-Added-Tax returns for the years 2017 to 2021.

- Izipay: Income Tax returns for the years 2018 to 2021, and Value-Added-Tax returns for the years 2018 to 2021.

Given the possible interpretations that SUNAT may give to the legislation in effect, up to date it is not possible to determine whether or not any review to be conducted would result in liabilities for the Subsidiaries; any increased tax or surcharge that could arise from possible tax audits would be applied to the results of the period in which such tax increase or surcharge may be determined.

Following is the description of the main ongoing tax procedures for the Subsidiaries:

Interbank:

•

Between 2004 and 2010, Interbank received several Tax Determination and Tax Penalty notices corresponding mainly to the Income Tax determination for the fiscal years 2000 to 2006. As a result, claims and appeals were filed and subsequent contentious administrative proceedings were started.

Regarding the tax litigations followed by Interbank related to the annual Income Tax returns for the years 2000 to 2006, the most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not.

As of September 30, 2022, the tax liability requested for this concept and other minor contingencies, amounts to approximately S/289,000,000, and includes taxes, fines and interest arrears, of which S/200,000,000 corresponded to the interest in suspense and S/89,000,000 corresponded to other minor discrepancies. As of December 31, 2021, the tax liability amounted to S/425,000,000 and includes taxes, fines and interest arrears;

however, during the year 2022, Interbank was notified with some rulings in its favor reaffirming its position that interest in suspense does not constitute taxable income.

From the tax and legal analysis performed, Interbank´s Management and its external legal advisers consider that there exists sufficient technical support for the prevailing of the Interbank’s position; as consequence, no provision has been recorded for this contingency as of September 30, 2022 and December 31, 2021.

•

In 2017, SUNAT closed the audit process corresponding to the Income Tax for the year 2010. Interbank paid the debt under protest and filed a claim procedure. To date, this process has been appealed and is pending resolution by the Tax Court.

•

In 2019, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2013. The main concept observed corresponds to the deduction of loan write-offs without proof by the SBS.

As of September 30, 2022 and December 31, 2021, the tax debt requested for this concept and other minor contingencies amounts to approximately S/47,000,000  and S/41,000,000, respectively, which comprises the tax and fines.

In the opinion of Interbank’s Management and its legal advisors, any eventually additional tax settlement would not be significant for the financial statements as of September 30, 2022 and December 31, 2021.

•

In April 2019, SUNAT notified about the beginning of the definitive audit process on Income Tax withholdings of non-domiciled entities corresponding to the year 2018. To date, said audit is under process and no resolutions have been issued by SUNAT.

•

In September and December 2019, SUNAT notified Interbank about the beginning of the definitive audit process on Income Tax corresponding to the year 2014 and 2015, respectively, which are in the appeal stage.

•

In May 2020, Interbank was notified with the Resolution of Compliance related to the Income Tax and advance payments of the Income Tax for the year 2005 (linked to the interest in suspense). Through said notification, SUNAT increased the requested tax debt from S/1,000,000 to S/35,000,000. In June 2020, Interbank filed an Appeal, which is pending of pronouncement by the Tax Court.

•

In July 2020, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2012. To date, the tax debt requested by SUNAT amounted to approximately S/13,000,000. At the date of this report, the process is under appeal, pending resolution. As of September 30, 2022, the tax debt claimed by SUNAT amounted to S/14,000,000.

In June 2022, the respective Appeal was filed, which is pending resolution.

•

In February 2021, Interbank was notified with the Resolution of Compliance related to the Income Tax and prepaid income tax of the year 2006 (related to litigations about interest in suspense).  Through said notification, SUNAT rejected an excess payment of S/3,500,000 and determined a tax debt of S/23,000,000.

•	In December 2021, by letter No. 210011740110-01-SUNAT, SUNAT notified the Bank about the beginning of the definitive audit process on Income Tax corresponding to the year 2017.
•

In June 2022, the Permanent Constitutional and Social Law Chamber of the Supreme Court notified Interbank of its ruling regarding the Income Tax 2004, which declared groundless the cassation appeals by SUNAT and the Ministry of Economy and Finance, thus reaffirming the position held by Interbank in the sense that interest in suspense does not constitute taxable income.

In the opinion of Interbank’s Management and its legal advisors, any eventual additional tax settlement would not be significant for the financial statements as of September 30, 2022 and December 31, 2021.

Interseguro:

On January 4, 2019, Interseguro was notified through a Tax Determination notice about the partial audit of the Income Tax for non-domiciled entities for Sura corresponding to January 2015. The tax debt requested by SUNAT amounts to approximately S/19,000,000. Considering that this debt corresponds to a period prior to the acquisition of Sura by the

Group, if confirmed, would be assumed by the sellers. On November 12, 2020, the Tax Court issued a favorable opinion to Interseguro, revoking the Determination Resolution issued by SUNAT.

Izipay:

As of December 31, 2021, Izipay maintains tax loss amounting to S/99,640,144. In application of tax regulations in force, Management opted for system “B” to offset its tax losses against the net income obtained in the following years, up to 50 percent of said income.

In the opinion of Management and its legal advisers, any eventual additional tax would not be significant for the financial statements as of September 30, 2022 and December 31, 2021.

(e)	IFS’s Subsidiaries recognize the period’s Income Tax expense using the best estimate of the tax rate. The table below presents the amounts reported in the consolidated statements of income:

	For the nine-month ended as of September 30,

	2022	2021
	S/(000)	S/(000)
Current – Expense	404,738	227,935
Deferred – (Income) expense	(47,980)	80,737
	356,758	308,672

15.	Interest income and expenses, and similar accounts
(a)	For the nine-month periods ended September 30, 2022 and 2021 this caption is composed as follows:

	30.09.2022	30.09.2021
	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	3,007,351	2,403,205
Impact from the modification of contractual cash flows due to the loan rescheduling schemes	19,398	84,963
Interest on investments at fair value through other comprehensive income	878,399	680,976
Interest on investments at amortized cost	121,136	96,667
Interest on due from banks and inter-bank funds	100,726	22,870
Dividends on financial instruments	57,835	76,538
Other interest and similar income	2,486	3,333
Total	4,187,331	3,368,552
Interest and similar expenses
Interest and fees on deposits and obligations	(554,946)	(239,388)
Interest on bonds, notes and other obligations	(315,516)	(324,528)
Interest and fees on obligations with financial institutions	(151,225)	(115,579)
Deposit insurance fund fees	(57,592)	(51,364)
Interest on lease payments	(7,883)	(8,392)
Other interest and similar expenses	(39,513)	(27,961)
Total	(1,126,675)	(767,212)

16.	Fee income from financial services, net
(a)	For the nine-month periods ended September 30, 2022 and 2021 this caption is composed as follows:

	30.09.2022	30.09.2021
	S/(000)	S/(000)
Income
Performance obligations at a point in time:
Accounts maintenance, carriage, transfers, and debit and credit card fees	512,851	401,704
Income from services (acquirer and issuer role) (b)	314,987	—
Banking services fees	146,841	161,643
Brokerage and custody services	4,337	6,427
Others (c)	22,869	—

Performance obligations over time:
Funds management	119,136	139,892
Contingent loans fees	52,310	48,858
Collection services	44,865	38,868
Commission for loans rescheduling “Reactiva Peru” program	15,200	—
Others	18,066	50,470
Total	1,251,462	847,862
Expenses
Expenses for services (acquirer and issuer role) (*)	(150,386)	—
Credit cards	(114,217)	(92,481)
Credit life insurance premiums	(43,348)	(52,977)
Local banks fees	(35,505)	(25,787)
Commission for loans rescheduling “Reactiva Peru” program	(20,951)	(24,509)
Foreign banks fees	(18,993)	(25,757)
Registry expenses	(1,569)	(2,107)
Brokerage and custody services	(795)	(761)
Others (*)	(51,560)	(22,547)
Total	(437,324)	(246,926)
Net	814,138	600,936

(*)	Includes S/37,521,000 related to brand fees expenses, paid by Izipay since April 2022, period in which Izipay became a Subsidiary of IFS.

(b)

Corresponds to the management and operation of the shared service of transaction processing of credit and debit cards, for clients of Izipay since April 2022, period in which Izipay becomes a Subsidiary of IFS.

(c)	Corresponds to revenues for correspondent cashier services for S/22,869,000, from Izipay, since April 2022, period in which Izipay becomes a Subsidiary of IFS.

17.	Other income and (expenses)
(a)	For the nine-month periods ended September 30, 2022 and 2021 this caption is composed as follows:

	30.09.2022	30.09.2021
	S/(000)	S/(000)
Other income
Fair value adjustment of the participation held by Interbank in Izipay, note 1(c)	222,513	—
Income from investments in associates (b)	18,192	23,678
Gain on sale of property, furniture and equipment	9,939	—
Other technical income from insurance operations	5,288	5,559
Income from ATM rentals	4,934	3,305
Services rendered to third parties	4,740	5,853
Gain from sale of written-off-loans	4,622	1,463
Other income	89,654	11,911
Total other income	359,882	51,769
Other expenses
Sundry technical insurance expenses	(51,996)	(47,286)
Commissions from insurance activities	(39,277)	(26,104)
Expenses related to rental income	(7,422)	(2,149)
Provision for sundry risk	(7,376)	(7,215)
Provision for assets received as payment and seized assets	(5,112)	(248)
Administrative and tax penalties	(4,935)	(1,101)
Donations	(3,431)	(3,700)
Other expenses	(65,761)	(35,215)
Total other expenses	(185,310)	(123,018)

(b)	As of September 30, 2022, includes S/5,033,000 corresponding to the participation that Interbank held in Izipay until March 31, 2022.

18.	Net premiums earned

(a)   For the nine-month periods ended September 30, 2022 and 2021 this caption is composed as follows:

	Premiums assumed		Adjustment of technical reserves		Gross premiums (*)		Premiums ceded to reinsurers		Net premiums earned
	30.09.2022	30.09.2021	30.09.2022	30.09.2021	30.09.2022	30.09.2021	30.09.2022	30.09.2021	30.09.2022	30.09.2021
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities (**)	386,424	384,977	(197,532)	(171,468)	188,892	213,509	—	—	188,892	213,509
Group life	133,433	101,074	(643)	(2,470)	132,790	98,604	(5,272)	(5,062)	127,518	93,542
Individual life	163,027	132,265	(27,423)	(59,292)	135,604	72,973	(4,811)	(3,980)	130,793	68,993
Retirement (disability and survival)	7,124	6,646	(15,653)	(1,863)	(8,529)	4,783	(316)	(391)	(8,845)	4,392
Others	2	1	(14,137)	(8,861)	(14,135)	(8,860)	—	—	(14,135)	(8,860)
Total life insurance	690,010	624,963	(255,388)	(243,954)	434,622	381,009	(10,399)	(9,433)	424,223	371,576
Total general insurance	98,176	76,435	(9,932)	226	88,244	76,661	(32)	(46)	88,212	76,615
Total general	788,186	701,398	(265,320)	(243,728)	522,866	457,670	(10,431)	(9,479)	512,435	448,191

(*)	It includes the annual variation of technical reserves and unearned premiums.
(**)	The variation of the adjustment of technical reserves is due mainly to aging over time.

(b)	The composition of the net claims and benefits incurred for life insurance contracts and others is presented below:

	Gross claims and benefits		Ceded claims and benefits		Net insurance claims and benefits
	30.09.2022	30.09.2021	30.09.2022	30.09.2021	30.09.2022	30.09.2021
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities	(524,212)	(509,339)	—	—	(524,212)	(509,339)
Group life	(28,353)	(115,412)	2,518	10,770	(25,835)	(104,642)
Individual life	(8,456)	(30,323)	(67)	7,659	(8,523)	(22,664)
Retirement (disability and survival)	(28,741)	(37,526)	(5,843)	4,382	(34,584)	(33,144)
Others	(12,189)	(11,452)	(76)	(28)	(12,265)	(11,480)
General insurance	(30,708)	(18,517)	—	10	(30,708)	(18,507)
	(632,659)	(722,569)	(3,468)	22,793	(636,127)	(699,776)

19.	Earnings per share

The following table presents the calculation of the weighted average number of shares and the basic and diluted earnings per share, determined and calculated based on the earnings attributable to the Group:

	Outstanding shares	Shares considered in computation	Effective days in the year	Weighted average number of shares
	(in thousands)	(in thousands)		(in thousands)
Period 2021
Balance as of January 1, 2021	115,423	115,423	270	115,423
Sale of treasury stock	1	1	178	1
Purchase of treasury stock	(6)	(6)	204	(4)
Balance as of September 30, 2021	115,418	115,418		115,420
Net earnings attributable to IFS’s shareholders S/(000)				1,529,087
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				13.248
Period 2022
Balance as of January 1, 2022	115,418	115,418	270	115,418
Balance as of September 30, 2022	115,418	115,418		115,418
Net earnings attributable to IFS’s shareholders S/(000)				1,260,555
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				10.922

20.	Transactions with related parties and affiliates
(a)	The table below presents the main transactions with related parties and affiliated as of September 30, 2022 and December 31, 2021 and for the nine-month periods ended September 30, 2022 and 2021:

	30.09.2022	31.12.2021
	S/(000)	S/(000)
Assets
Instruments at fair value through profit or loss	100	112,096
Investments at fair value through other comprehensive income	55,269	65,357
Loans, net (b)	1,330,829	1,323,580
Accounts receivable	83,162	131,541
Other assets	20,446	8,694
Liabilities
Deposits and obligations	953,842	999,754
Other liabilities	69,302	12,809
Off-balance sheet accounts
Indirect loans (b)	55,644	105,604

	30.09.2022	30.09.2021
	S/(000)	S/(000)
Income (expenses)
Interest and similar income	51,742	50,530
Rental income	23,659	13,611
Valuation of financial derivative instruments	137	145
Administrative expenses	(21,476)	(30,024)
Interest and similar expenses	(9,884)	(2,077)
Others, net	33,558	23,616

(b)	As of September 30, 2022 and December 31, 2021, the detail of loans is the following:

	30.09.2022			31.12.2021
	Direct Loans	Indirect Loans	Total	Direct Loans	Indirect Loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Affiliates	1,114,276	19,866	1,134,142	1,076,393	45,522	1,121,915
Associates	216,553	35,778	252,331	247,187	60,082	307,269
	1,330,829	55,644	1,386,473	1,323,580	105,604	1,429,184

(c)

As of September 30, 2022 and December 31, 2021, the directors, executives and employees of the Group have been involved in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian law. As of September 30, 2022 and December 31, 2021, direct loans to employees, directors and executives amounted to S/213,066,000 and S/212,967,000, respectively; said loans are repaid monthly and bear interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.
(d)	The Group’s key personnel basic remuneration for the nine-month periods ended September 30, 2022 and 2021, is presented below:

	30.09.2022	30.09.2021
	S/(000)	S/(000)
Salaries	21,039	19,902
Board of Directors’ compensations	2,516	2,679
Total	23,555	22,581

(e)

In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits permitted by the current regulation. Taxes generated by these transactions and the taxable base used for computing them are those customarily used in the industry and they are determined according to the tax rules in force.

21.	Business segments

The Chief Operating Decision Maker (“CODM”) of IFS is the Chief Executive Officer (“CEO”). The Group presents four operating segments based on products and services, as follows:

Banking -

Mainly loans, credit facilities, deposits and current accounts.

Insurance -

It provides life annuity products with single-premium payment and conventional life insurance products, as well as other retail insurance products.

Wealth management -

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

Payments -

Mainly renders services of management, operation and processing of credit and debit cards. Taking into account that Izipay became a subsidiary of IFS since April 2022, the results shown for this segment correspond to the six-month period ended September 30, 2022.

The operating segments monitor the operating results of their business units separately for the purpose of making decisions on the distribution of resources and performance assessment. Segment performance is evaluated based on operating profit or loss and it is measured consistently with operating profit or loss in the consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

The following table presents the Group’s financial information by business segments for the nine-month periods ended September 30, 2022 and 2021:

	30.09.2022
	Banking (*)	Insurance	Wealth management	Payments (**)	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (***)
Third party	4,309,014	1,233,425	(197)	188,730	188,480	5,919,452
Inter-segment	(61,171)	(32)	—	—	61,203	—
Total income	4,247,843	1,233,393	(197)	188,730	249,683	5,919,452
Consolidated statement of income data
Interest and similar income	3,377,986	695,763	113,216	681	(315)	4,187,331
Interest and similar expenses	(997,471)	(93,478)	(32,264)	(859)	(2,603)	(1,126,675)
Net interest and similar income	2,380,515	602,285	80,952	(178)	(2,918)	3,060,656
(Loss) reversal on loans, net of recoveries	(554,724)	—	2,217	—	—	(552,507)
(Loss) recovery due to impairment of financial investments	(314)	4,279	(8,528)	—	(11)	(4,574)
Net interest and similar income after impairment loss on loans	1,825,477	606,564	74,641	(178)	(2,929)	2,503,575
Fee income from financial services, net	586,277	(5,539)	125,949	165,900	(58,449)	814,138
Net loss on sale of financial investments	(11,648)	(7,790)	(37,074)	—	—	(56,512)
Other income	356,399	38,537	(202,288)	22,149	247,244	462,041
Total net premiums earned minus claims and benefits	—	(123,673)	—	—	(19)	(123,692)
Depreciation and amortization	(189,613)	(18,213)	(11,067)	(18,629)	(6,268)	(243,790)
Other expenses	(1,233,421)	(267,815)	(95,922)	(128,312)	30,055	(1,695,415)
Income (loss) before translation result and Income Tax	1,333,471	222,071	(145,761)	40,930	209,634	1,660,345
Translation result	(7,291)	(6,006)	(10,151)	4,316	(16,443)	(35,575)
Income Tax	(317,000)	—	(2,406)	(15,911)	(21,441)	(356,758)
Net profit (loss) for the period	1,009,180	216,065	(158,318)	29,335	171,750	1,268,012
Attributable to:
IFS’s shareholders	1,009,180	216,065	(158,318)	29,335	164,293	1,260,555
Non-controlling interest	—	—	—	—	7,457	7,457
	1,009,180	216,065	(158,318)	29,335	171,750	1,268,012

(*)

As of September 30, 2022, the banking segment includes 50 percent of Interbank’s participation in Izipay, recorded in the caption “Other income”. The portion corresponding to the second and third quarter has been eliminated from the consolidation process.

(**)

As of September 30, 2022, the payments segment corresponds to income generated by Izipay in the six-month period ended September 30, 2022 plus the participation recorded by Interbank over Izipay’s income generated in the first quarter.

(***)	Corresponds to interest and similar income, other income and net premiums earned.

	30.09.2021
	Banking (*)	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (**)
Third party	3,575,350	1,292,450	509,239	73,528	5,450,567
Inter-segment	(34,894)	—	—	34,894	—
Total income	3,540,456	1,292,450	509,239	108,422	5,450,567
Consolidated statement of income data
Interest and similar income	2,653,337	591,058	113,790	10,367	3,368,552
Interest and similar expenses	(655,150)	(76,977)	(29,727)	(5,358)	(767,212)
Net interest and similar income	1,998,187	514,081	84,063	5,009	2,601,340
Loss on loans, net of recoveries	(476,807)	—	(2,143)	—	(478,950)
(Loss) recovery due to impairment of financial investments	(656)	32,167	(406)	(158)	30,947
Net interest and similar income after impairment loss on loans	1,520,724	546,248	81,514	4,851	2,153,337
Fee income from financial services, net	489,234	(4,148)	148,882	(33,032)	600,936
Net gain on sale of financial investments	101,143	114,421	29,084	268	244,916
Other income	331,636	142,928	217,483	95,925	787,972
Total net premiums earned minus claims and benefits	—	(251,585)	—	—	(251,585)
Depreciation and amortization	(178,590)	(18,986)	(11,279)	4,378	(204,477)
Other expenses	(1,113,343)	(230,406)	(91,807)	16,648	(1,418,908)
Income before translation result and Income Tax	1,150,804	298,472	373,877	89,038	1,912,191
Translation result	21,398	(39,093)	(5,048)	(44,965)	(67,708)
Income Tax	(279,004)	—	(8,637)	(21,031)	(308,672)
Net profit (loss) for the period	893,198	259,379	360,192	23,042	1,535,811
Attributable to:
IFS’s shareholders	893,198	259,379	360,192	16,318	1,529,087
Non-controlling interest	—	—	—	6,724	6,724
	893,198	259,379	360,192	23,042	1,535,811

(*)	As of September 30, 2021, the banking segment included 50 percent of Interbank’s income from Izipay, which were recorded in the caption “Other income”.
(**)	Corresponds to interest and similar income, other income and net premiums earned.

	30.09.2022
	Banking	Insurance	Wealth management	Payments	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	162,957	25,506	5,111	47,515	766	241,855
Total assets	68,872,979	13,548,173	5,183,615	601,917	500,575	88,707,259
Total liabilities	61,886,715	12,686,756	4,290,640	397,348	(68,093)	79,193,366

	31.12.2021
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	216,786	157,186	40,114	616	414,702
Total assets	68,584,019	15,254,493	5,722,539	392,858	89,953,909
Total liabilities	61,581,982	14,380,847	4,427,452	8,266	80,398,547

(*)

It includes the purchase of property, furniture and equipment, intangible assets and investment properties during the nine-month periods ended September 30, 2022, or during the year ended December 31, 2021, as applicable.

22.	Financial instruments classification

The financial assets and liabilities of the consolidated statement of financial position as of September 30, 2022 and December 31, 2021, are presented below:

	As of September 30, 2022
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	12,941,645	12,941,645
Inter-bank funds	—	—	—	—	—
Financial investments	2,233,349	18,890,531	513,594	3,261,949	24,899,423
Loans, net	—	—	—	45,094,022	45,094,022
Due from customers on acceptances	—	—	—	42,737	42,737
Other accounts receivable and other assets, net	675,361	—	—	854,319	1,529,680
	2,908,710	18,890,531	513,594	62,194,672	84,507,507
Financial liabilities
Deposits and obligations	—	—	—	49,279,655	49,279,655
Inter-bank funds	—	—	—	294,051	294,051
Due to banks and correspondents	—	—	—	8,216,619	8,216,619
Bonds, notes and other obligations	—	—	—	8,192,940	8,192,940
Due from customers on acceptances	—	—	—	42,737	42,737
Insurance contract liabilities	—	—	—	10,037,605	10,037,605
Other accounts payable, provisions and other liabilities	319,445	—	—	2,407,087	2,726,532
	319,445	—	—	78,470,694	78,790,139

	As of December 31, 2021
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	17,104,465	17,104,465
Inter-bank funds	—	—	—	30,002	30,002
Financial investments	2,706,271	17,921,275	623,718	3,296,030	24,547,294
Loans, net	—	—	—	43,005,583	43,005,583
Due from customers on acceptances	—	—	—	152,423	152,423
Other accounts receivable and other assets, net	793,361	—	—	629,472	1,422,833
	3,499,632	17,921,275	623,718	64,217,975	86,262,600
Financial liabilities
Deposits and obligations	—	—	—	48,897,944	48,897,944
Due to banks and correspondents	—	—	—	8,522,849	8,522,849
Bonds, notes and other obligations	—	—	—	8,389,672	8,389,672
Due from customers on acceptances	—	—	—	152,423	152,423
Insurance contract liabilities	—	—	—	11,958,058	11,958,058
Other accounts payable, provisions and other liabilities	413,797	—	—	1,865,080	2,278,877
	413,797	—	—	79,786,026	80,199,823

23.	Financial risk management

It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

To manage the risks detailed above, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, as well as mitigation and coverage processes, according to specific regulatory needs and requirements for the development of its business. The Group and its Subsidiaries, mainly Interbank, Interseguro and Inteligo Bank, operate independently but in coordination with the general provisions issued by the Board of Directors and Management of IFS. The Board of Directors and Management of IFS are ultimately responsible for identifying and controlling risks. The Company has an Audit Committee comprised of three independent directors, pursuant to Rule 10A-3 of the Securities Exchange Act of the United States; and one of them is a financial expert according to the regulations of the New York Stock Exchange. The Audit Committee is appointed by the Board of Directors and its main purpose is to monitor and supervise the preparation processes of financial and accounting information, as well as the audits over the financial statements of IFS and its Subsidiaries. Also, the Company operates an Internal Audit Division in charge of the monitoring of the processes and controls deemed key to secure an adequate risk control under the standards defined by the Sarbanes-Oxley Act.

A full description of the Group’s financial risk management is presented in Note 30 “Financial risk management” of the Annual Consolidated Financial Statements; following is presented the financial information related to credit risk management for the loan portfolio, offsetting of financial assets and liabilities, and foreign exchange risk.

(a)	Credit risk management for loans -

Interbank’s loan portfolio is segmented into homogeneous groups that shared similar credit risk characteristics. These groups are: (i) Retail Banking (credit card, mortgage, payroll loan, consumer loan and vehicular loan), (ii) Small Business Banking (segments S1, S2 and S3), and (iii) Commercial Banking (corporate, institutional, companies and real estate). In addition, at Inteligo Bank, the internal model developed (scorecard) assigns 5 levels of credit risk classified as follows: low risk, medium low risk, medium risk, medium high risk, and high risk. These categories are described in Note 30.1(d) of the audited Annual Consolidated Financial Statements.

Additionally, as consequence of the Covid-19 pandemic, the behavior and performance of the expected credit losses of the retail and commercial clients has been affected, thus requiring a greater monitoring of results, which has also implied to perform certain subsequent adjustments to the expected loss model to be able to capture the effects of the current situation, which has generated a high level of uncertainty in the estimation of the loans expected loss.

In compliance with the policy of monitoring the Group’s credit risk, during 2021 Interbank performed the recalibration process of its risk parameters for the calculation of the expected credit losses.

The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower or groups of borrowers, geographical and industry segments. Said risks are monitored on a revolving basis and subject to continuous review.

(b)	Offsetting of financial assets and liabilities -

The information contained in the tables below includes financial assets and liabilities that:

-Are offset in the statement of financial position of the Group; or

-

Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the consolidated statement of financial position or not.

Similar arrangements of the Group include derivatives clearing agreements. Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the consolidated statement of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the

Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and delivers guarantees in the form of cash with respect to transactions with derivatives; see Note 4.

(b.1)	Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements as of September 30, 2022 and December 31, 2021, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities and offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of September 30, 2022
Derivatives, Note 8(b)	675,361	—	675,361	(193,416)	(279,824)	202,121
Total	675,361	—	675,361	(193,416)	(279,824)	202,121
As of December 31, 2021
Derivatives, Note 8(b)	793,361	—	793,361	(279,024)	(174,790)	339,547
Total	793,361	—	793,361	(279,024)	(174,790)	339,547

(b.2)	Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of September 30, 2022 and December 31, 2021, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets and offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees pledged (Note 4(d))	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of September 30, 2022
Derivatives, Note 8(b)	319,445	—	319,445	(193,416)	(85,757)	40,272
Total	319,445	—	319,445	(193,416)	(85,757)	40,272
As of December 31, 2021
Derivatives, Note 8(b)	413,797	—	413,797	(279,024)	(121,613)	13,160
Total	413,797	—	413,797	(279,024)	(121,613)	13,160

(c)	Foreign exchange risk -

The Group is exposed to fluctuations in the exchange rates of the foreign currency prevailing in its financial position and cash flows. Management sets limits on the levels of exposure by currency and total daily and overnight positions, which are monitored daily. Most of the assets and liabilities in foreign currency are stated in US Dollars. Transactions in foreign currency are made at the exchange rates of free market.

As of September 30, 2022, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.978 per US$1 bid and S/3.984 per US$1 ask (S/3.975 and S/3.998 as of December 31, 2021, respectively). As of September 30, 2022, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.981 per US$1 (S/3.987 as of December 31, 2021).

The table below presents the detail of the Group’s position:

	As of September 30, 2022				As of December 31, 2021
	US Dollars	Soles	Other currencies	Total	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	10,350,046	2,047,695	543,904	12,941,645	10,415,166	6,062,879	626,420	17,104,465
Inter-bank funds	—	—	—	—	—	30,002	—	30,002
Financial investments	7,215,371	17,614,297	69,755	24,899,423	8,709,754	15,708,023	129,517	24,547,294
Loans, net	13,791,991	31,302,031	—	45,094,022	12,086,570	30,919,013	—	43,005,583
Due from customers on acceptances	42,737	—	—	42,737	152,423	—	—	152,423
Other accounts receivable and other assets, net	304,237	1,200,851	24,592	1,529,680	222,795	1,199,349	689	1,422,833
	31,704,382	52,164,874	638,251	84,507,507	31,586,708	53,919,266	756,626	86,262,600
Liabilities
Deposits and obligations	19,900,027	28,862,819	516,809	49,279,655	20,003,314	28,382,727	511,903	48,897,944
Inter-bank funds	—	294,051	—	294,051	—	—	—	—
Due to banks and correspondents	865,178	7,351,441	—	8,216,619	757,039	7,765,810	—	8,522,849
Bonds, notes and other obligations	7,546,075	646,865	—	8,192,940	7,616,634	773,038	—	8,389,672
Due from customers on acceptances	42,737	—	—	42,737	152,423	—	—	152,423
Insurance contract liabilities	3,874,270	6,163,335	—	10,037,605	5,241,284	6,716,774	—	11,958,058
Other accounts payable, provisions and other liabilities	1,202,146	1,523,965	421	2,726,532	523,281	1,753,975	1,621	2,278,877
	33,430,433	44,842,476	517,230	78,790,139	34,293,975	45,392,324	513,524	80,199,823
Forwards position, net	(1,183,320)	1,231,289	(47,969)	—	(378,778)	464,885	(86,107)	—
Currency swaps position, net	892,287	(892,287)	—	—	2,171,025	(2,171,025)	—	—
Cross currency swaps position, net	2,238,337	(2,238,337)	—	—	2,123,300	(2,123,300)	—	—
Options position, net	(250)	250	—	—	(3)	3	—	—
Monetary position, net	221,003	5,423,313	73,052	5,717,368	1,208,277	4,697,505	156,995	6,062,777

As of September 30, 2022, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$595,654,000, equivalent to S/2,371,299,000 (US$651,240,000, equivalent to S/2,596,494,000 as of December 31, 2021).

24.	Fair value
(a)	Financial instruments measured at their fair value and fair value hierarchy -

The following table presents an analysis of the financial instruments that are measured at their fair value, including the level of hierarchy of fair value. The amounts are based on the balances presented in the consolidated statement of financial position:

	As of September 30, 2022				As of December 31, 2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial investments
At fair value through profit or loss (*)	789,753	439,497	1,004,099	2,233,349	978,978	633,400	1,093,893	2,706,271
Debt instruments measured at fair value through other comprehensive income	7,928,536	10,741,889	—	18,670,425	11,194,459	6,435,328	—	17,629,787
Equity instruments measured at fair value through other comprehensive income	396,874	76,910	39,810	513,594	556,162	27,686	39,870	623,718
Derivatives receivable	—	675,361	—	675,361	—	793,361	—	793,361
	9,115,163	11,933,657	1,043,909	22,092,729	12,729,599	7,889,775	1,133,763	21,753,137
Accrued interest				220,106				291,488
Total financial assets				22,312,835				22,044,625
Financial liabilities
Derivatives payable	—	319,445	—	319,445	—	413,797	—	413,797

(*)	As of September 30, 2022 and December 31, 2021, correspond mainly to participations in mutual funds and investment funds.

Financial assets included in Level 1 are those measured on the basis of information that is available on the market, to the extent that their quoted prices reflect an active and liquid market and that are available in some centralized trading mechanism, trading agent, price supplier or regulatory entity. Financial instruments included in Level 2 are valued based on the market prices of other instruments with similar characteristics or with financial valuation models based on information of variables observable in the market (interest rate curves, price vectors, etc.). Financial assets included in Level 3 are valued by using assumptions and data that do not correspond to prices of operations traded on the market. The valuation requires Management to make certain assumptions about the model variables and data, including the forecast of cash flow, discount rate, credit risk and volatility.

During the year 2022 and 2021, there were no transfers of financial instruments to or from level 3 to level 1 or level 2.

The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group within Level 3 of the valuation hierarchy:

	30.09.2022	31.12.2021
	S/(000)	S/(000)
Initial balance as of January 1	1,133,763	514,922
Purchases	157,914	629,543
Sales	(232,892)	(237,870)
(Loss) gain recognized on the consolidated statement of income	(14,876)	227,168
Final balance	1,043,909	1,133,763

(b)	Financial instruments not measured at their fair value -

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	As of September 30, 2022					As of December 31, 2021
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	—	12,941,645	—	12,941,645	12,941,645	—	17,104,465	—	17,104,465	17,104,465
Inter-bank funds	—	—	—	—	—	—	30,002	—	30,002	30,002
Investments at amortized cost	2,816,564	—	—	2,816,564	3,261,949	3,181,392	—	—	3,181,392	3,296,030
Loans, net	—	42,805,214	—	42,805,214	45,094,022	—	42,892,599	—	42,892,599	43,005,583
Due from customers on acceptances	—	42,737	—	42,737	42,737	—	152,423	—	152,423	152,423
Other accounts receivable and other assets, net	—	854,319	—	854,319	854,319	—	629,472	—	629,472	629,472
Total	2,816,564	56,643,915	—	59,460,479	62,194,672	3,181,392	60,808,961	—	63,990,353	64,217,975
Liabilities
Deposits and obligations	—	49,165,817	—	49,165,817	49,279,655	—	48,914,408	—	48,914,408	48,897,944
Inter-bank funds	—	294,051	—	294,051	294,051	—	—	—	—	—
Due to banks and correspondents	—	7,817,678	—	7,817,678	8,216,619	—	8,274,484	—	8,274,484	8,522,849
Bonds, notes and other obligations	6,630,289	1,014,572	—	7,644,861	8,192,940	7,286,082	1,202,219	—	8,488,301	8,389,672
Due from customers on acceptances	—	42,737	—	42,737	42,737	—	152,423	—	152,423	152,423
Insurance contract liabilities	—	10,037,605	—	10,037,605	10,037,605	—	11,958,058	—	11,958,058	11,958,058
Other accounts payable and other liabilities	—	2,407,087	—	2,407,087	2,407,087	—	1,865,080	—	1,865,080	1,865,080
Total	6,630,289	70,779,547	—	77,409,836	78,470,694	7,286,082	72,366,672	—	79,652,754	79,786,026

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i)

Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of September 30, 2022 and December 31, 2021, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

(ii)

Instruments whose fair value approximates their book value: For financial assets and financial liabilities that are liquid or have short-term maturity (less than 3 months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii)

Fixed-rate financial instruments: The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed interest rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

25.	Fiduciary activities and management of funds

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held as trust are not included in the consolidated financial statements.

As of September 30, 2022 and December 31, 2021, the value of the managed off-balance sheet financial assets is as follows:

	30.09.2022	31.12.2021
	S/(000)	S/(000)
Investment funds	17,518,983	18,669,786
Mutual funds	4,473,176	4,310,914
Total	21,992,159	22,980,700